Exhibit 99.1
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS to be held on May 7, 2026 - and - MANAGEMENT INFORMATION CIRCULAR Dated: March 30, 2026

MDA SPACE MANAGEMENT INFORMATION CIRCULAR i TABLE OF CONTENTS LETTER TO SHAREHOLDERS FROM THE CHAIR OF THE BOARD AND THE CHIEF EXECUTIVE OFFICER 1 NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2026 3 MANAGEMENT INFORMATION CIRCULAR 5 VOTING INFORMATION 6 SOLICITATION OF PROXIES 6 NON-REGISTERED SHAREHOLDERS 6 VOTING AND ASKING QUESTIONS AT THE MEETING 7 REGISTERED SHAREHOLDERS 8 VOTING AND DISCRETION OF PROXIES 11 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF 11 PARTICULARS OF MATTERS TO BE ACTED UPON 12 FINANCIAL STATEMENTS 12 ELECTION OF OUR BOARD OF DIRECTORS 12 APPOINTMENT AND REMUNERATION OF AUDITOR 24 ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY VOTE) 24 OTHER BUSINESS 24 INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON 24 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS 25 CORPORATE GOVERNANCE DISCLOSURE 25 GOVERNANCE HIGHLIGHTS 25 DIRECTOR INDEPENDENCE 29 BOARD RESPONSIBILITIES 29 BOARD MEETINGS 30 POSITION DESCRIPTIONS 30 ORIENTATION AND CONTINUING EDUCATION 30 ETHICAL BUSINESS CONDUCT 31 NOMINATION OF DIRECTORS 32 COMMITTEES OF THE BOARD OF DIRECTORS 32 BOARD ASSESSMENT 34

MDA SPACE MANAGEMENT INFORMATION CIRCULAR ii DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL 34 SUCCESSION PLANNING 34 SUSTAINABILITY 34 HEALTH AND SAFETY (H&S) 36 CYBERSECURITY 36 GOVERNANCE 37 SHAREHOLDER ENGAGEMENT 37 STRATEGIC MANAGEMENT OVERSIGHT 37 RISK OVERSIGHT 38 LETTER TO SHAREHOLDERS FROM CHAIR OF HUMAN RESOURCES, DEVELOPMENT & COMPENSATION COMMITTEE 39 EXECUTIVE COMPENSATION 41 COMPENSATION DISCUSSION AND ANALYSIS 41 PAY POLICIES AND PRACTICES 45 COMPENSATION-SETTING PROCESS 46 COMPONENTS OF COMPENSATION 49 BENEFIT PLANS 56 PERFORMANCE GRAPH 58 SUMMARY COMPENSATION TABLE 58 EMPLOYMENT AGREEMENTS 60 OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS 62 INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR 62 BURN RATE 63 PENSION PLAN BENEFITS 63 TERMINATION AND CHANGE OF CONTROL BENEFITS 64 DIRECTOR COMPENSATION 66 GENERAL 66 DIRECTOR COMPENSATION TABLE 66 OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS 67 INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR 68 DIRECTOR SHARE OWNERSHIP GUIDELINES 68 DIRECTORS' AND OFFICERS' LIABILITY INSURANCE 69

MDA SPACE MANAGEMENT INFORMATION CIRCULAR iii SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS 69 OMNIBUS PLAN 69 EMPLOYEE TRUST 75 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS 75 ADDITIONAL INFORMATION 75 APPROVAL OF DIRECTORS 75 APPENDIX A CHARTER OF THE BOARD OF DIRECTORS A-1

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 1 Letter to Shareholders from the Chair of the Board and the Chief Executive Officer Dear Shareholders, On behalf of the board and management team at MDA Space, we are pleased to invite you to attend our annual general meeting of shareholders, which will be held virtually on May 7, 2026 at 11:00 am (Toronto time). Your vote and your voice matter, and we encourage all of our shareholders to participate. The Notice of the Annual General Meeting of Shareholders, Management Information Circular, and related materials are enclosed. These documents outline and describe the business to be conducted at the meeting, our approach to executive compensation and our governance practices. Information about the meeting is also available on our Investor Relations website at https://mda-en.investorroom.com/annual-reports. 2025 was another remarkable year for MDA Space as we continued to see meaningful impact of our long-term strategic plan to maximize our opportunities in the commercial global space market, resulting in substantial progress against our growth plan, both financially and operationally. As investments continue in our next generation commercial product lines and the manufacturing capacity expansion at our Montreal facility nearing completion, we are well prepared to meet growing customer demand in the rapidly expanding global space industry. In addition, MDA Space is well positioned to further benefit from an expected substantial multi-year acceleration in defence-space spending. Financially, revenues grew to $1.6 billion, up 51.2% year over year, and Adjusted EBITDA grew to $323.6 million, up 49.1% over the prior year1 while Adjusted EBITDA Margin of 19.8% remained at a very healthy level.2 Backlog at year-end stood at $4.0 billion, down 8.5% compared to December 31, 2024. We ended the year with strong market momentum and we remain focused on executing our strategy and growing our book of business. Operationally, we achieved multiple milestones across all of our business areas, including: • The announcement of a US$750 million (approximately C$1.1 billion) contract with Globalstar Inc. ("Globalstar") to be the prime contractor for the satellite operator's next generation low Earth orbit ("LEO") constellation, which includes the manufacturing of more than 50 MDA AURORA™ software-defined digital satellites. • The completion of the acquisition of SatixFy Communications Ltd. ("SatixFy"), a leader in next-generation satellite communications solutions based on in-house-designed chipsets. SatixFy's operations and technology portfolio have been integrated into our Satellite Systems business area. • The award of next phase contracts for the delivery and integration of two critical sensor systems for the River-class Destroyer (RCD) program. The contracts, valued at $60 million, are for the delivery and integration of sensor systems for the first three ships that improve situational awareness and protect the ships against laser and optical guided threats. • The award of two contracts to equip the Royal Canadian Navy ("RCN")'s Halifax-class ships with up to six new Uncrewed Aircraft Systems (UAS). As part of the Intelligence, Surveillance, Target Acquisition and Reconnaissance Uncrewed Aircraft Systems (ISTAR UAS) project, these new systems will significantly enhance the RCN's ability to detect and monitor potential maritime threats, both at home and abroad. • The award of a contract by Public Services and Procurement Canada on behalf of the Canadian Space Agency (the "CSA") valued at $44.7 million to procure and deliver critical long lead parts in support of the RADARSAT Constellation Mission ("RCM") replenishment satellite development. The Government of Canada further announced its intention to contract MDA Space to build, test and launch this additional satellite for RCM. These contracts form part of the Government of 1 Adjusted EBITDA of $323.6 million in 2025 up 49.1% year over year compared to adjusted EBITDA of $217.1 million in 2024. 2 Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. For a reconciliation to the most directly comparable measure calculated in accordance with IFRS, see the section entitled "Reconciliation of Non-IFRS Measures" in MDA Space’s latest Management Discussion and Analysis available on SEDAR+ at www.sedarplus.ca, which is hereby incorporated by reference.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 2 Canada's C$1.012 billion RADARSAT+ initiative, a 15-year investment that the CSA announced in October 2023 to support immediate and future satellite Earth observation needs. • The signing of a strategic partnership agreement with the Government of Canada and Telesat Corporation to develop and deliver military satellite communications (MILSATCOM) capabilities as part of the Enhanced Satellite Communication Project – Polar (ESCP-P), a multi-billion dollar investment to conduct sovereignty operations in the Arctic. • The assumption of operations of David Florida Laboratory in Ottawa, Ontario, ensuring this world-class testing facility remained open to the industry and under sovereign Canadian control. The facility houses essential infrastructure that enables the assembly, integration and testing of spacecraft and satellite systems and subsystems to ensure their ability to operate in the harsh conditions of space. We also made a $10 million equity investment in Maritime Launch Services Inc., to accelerate Spaceport Nova Scotia's readiness for orbital launch operations and development of reliable sovereign Canadian launch capability for commercial, civil, government and defence clients. Growth and increasing demand led to another significant increase in hiring, with over 1,000 new hires joining MDA Space in 2025. We want to express our heartfelt gratitude to the now more than 4,000 MDA Space colleagues who are contributing to our mission to build the space between proven and possible. Day after day, these talented and hard-working individuals are delivering on customer commitments, developing world-leading new innovations, and leveraging our competitive strengths across the entire business. Lastly, we also want to extend our sincerest thanks to our shareholders for your ongoing and continued support. We look forward to updating you on our progress at the Annual General Meeting, and we look forward to another year of working together to build the space between the proven and the possible. Sincerely, "Brendan Paddick" "Michael Greenley" Brendan Paddick Michael Greenley Chair of the Board Chief Executive Officer

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 3 MDA SPACE LTD. Notice of Annual General Meeting of Shareholders to be Held on May 7, 2026 NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders of MDA Space Ltd. ("MDA Space" or the "Company") will be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1893 on May 7, 2026 at 11:00 am (Toronto time), for the following purposes, as more particularly described in the accompanying management information circular (the "Circular"): 1. to receive and consider the financial statements for the fiscal year ended December 31, 2025 ("Fiscal 2025") and the auditor's report thereon; 2. to elect the directors of MDA Space for the ensuing year; 3. to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration; 4. to consider and, if deemed advisable, approve a non-binding advisory resolution on MDA Space’s approach to executive compensation disclosed herein; and 5. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof. The nature of the business to be transacted at the Meeting is described in further detail in the Circular. The Circular is deemed to form part of this notice of meeting. Please read the Circular carefully before you vote on the matters being transacted at the Meeting. Holders of common shares registered on the books of MDA Space at the close of business on March 27, 2026 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. The Company is using "notice-and-access" to deliver meeting materials, including the Circular and the form of proxy or the voting instruction form, as applicable. This means that instead of receiving paper copies of the meeting materials, shareholders will be able to access and review the meeting materials electronically. You will also find below information on how to request paper copies of these meeting materials if you prefer. Management believes that the principal benefit of using the notice-and-access system is that it is more environmentally friendly and cost-effective because it reduces paper use and the cost of printing and mailing the meeting materials to shareholders. The Company will send to shareholders of record as of the Record Date a notice (the "N&A Notice") that the meeting materials have been posted and containing instructions on how to access the meeting materials. Electronic copies of the meeting materials can be viewed online under the Company's SEDAR+ profile at www.sedarplus.ca or at https://docs.tsxtrust.com/2463. If you have any questions regarding notice-and-access, please call the Company's transfer agent, TSX Trust Company ("TSX Trust") at 1-866-600-5869 or email tsxtis@tmx.com. Upon request, we will provide a paper copy of the meeting materials to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR+. Requests may be made by contacting MDA Space at investor.relations@mda.space. In order to receive a paper copy in time to vote before the Meeting, your request should be received by April 28, 2026. The N&A Notice will also provide instructions on how to receive a paper copy of the meeting materials by mail.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 4 A registered shareholder may attend the Meeting himself, herself or itself, or may be represented by proxy. Registered shareholders who are unable to attend the Meeting or any adjournment thereof are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast over the Internet. Registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders may also virtually attend as guests. Guests will be able to virtually attend and listen to the Meeting but will not be able to vote or ask questions at the Meeting. To be valid, the enclosed proxy must be deposited with MDA Space’s transfer agent, TSX Trust at 301-100 Adelaide Street West, Toronto, ON M5H 4H1 not later than 11:00 am (Toronto time) on May 5, 2026 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Ontario, Canada, prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof). Alternatively, shareholders may, and are encouraged to, vote their proxies online at http://www.voteproxyonline.com/ or by fax to 416-595-9593 before such deadline. A summary of the information shareholders will need to attend, participate and vote at our Meeting is provided in the Circular under "Voting Information". Non-registered beneficial shareholders, whose shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), should carefully follow the voting instructions provided by their Intermediary. DATED this 30th day of March, 2026. BY ORDER OF THE BOARD OF DIRECTORS (signed) " Brendan Paddick" Brendan Paddick Chair of the Board

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 5 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 7, 2026 Management Information Circular This management information circular ("Circular") is furnished in connection with the solicitation of proxies by management of MDA Space Ltd. (the "Company" or "MDA Space") for use at the annual general meeting of the shareholders of MDA Space (the "Meeting"), which will be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1893 on May 7, 2026 at 11:00 am (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of annual general meeting of shareholders (the "Notice of Meeting"). Unless otherwise stated, all information in this Circular is current as of March 30, 2026 and all references to dollars, "$" or "C$" are to Canadian dollars. BUSINESS OF THE MEETING 6. Annual Financial statements The financial statements for the year ended December 31, 2025 ("Fiscal 2025") and the auditor's report thereon accompanying this Circular will be placed before the shareholders at the Meeting. 7. Election of directors You will be asked to elect seven (7) director nominees to serve on our board of directors (the "Board") until the earlier of the next annual meeting or the director's retirement from the Board. Our Board recommends that you vote FOR each director nominee. 8. Appointment of auditors You will be asked to appoint KPMG LLP as the auditor of MDA Space. KPMG LLP has served as our auditor since June 2020. Our Board recommends that you vote FOR KPMG LLP as our auditor. 9. Advisory Vote on Approach to Compensation You will be asked to approve, on an advisory basis, a resolution on MDA Space’s approach to executive compensation. As this "Say-On-Pay" vote is an advisory vote, the results are not binding on the Board. While the Board believes its executive compensation policies and practices are sound and support the future growth and success of the Company, the Board will take the results of the Say-On-Pay vote into account when considering our compensation policies, practices and decisions in the future. ATTENDING THE MEETING The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast over the Internet. Shareholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. A summary of the information that shareholders will need to attend and vote at the Meeting online is provided under "Voting Information – Voting and Asking Questions at the Meeting" Financial statements for the year ended December 31, 2025 can be found on SEDAR+ at www.sedarplus.ca. See page 14 for information about our director nominees. In 2025, KPMG LLP's appointment was passed with support of over 99.97% of votes cast. See page 24 for more information about our approach to compensation, as well as the full text of the Say-On-Pay resolution.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 6 Voting Information NON-REGISTERED SHAREHOLDERS Only registered shareholders of MDA Space (a "Registered Shareholder"), or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares of MDA Space ("Common Shares") beneficially owned by a person (a "Non-Registered Shareholder") are registered either: (a) in the name of a broker, securities dealer, bank, trust company or similar entity (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Common Shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. The meeting materials are being sent to both registered and non-registered owners of Common Shares. We are sending this Circular and the form of proxy or the voting instruction form, as applicable (collectively, the "Meeting Materials") directly to non-objecting beneficial owners under National Instrument 54-101. In accordance with the requirements of National Instrument 54-101 and subject to the use of the notice-and-access system, we are sending the Meeting Materials to the Intermediaries and clearing agencies for onward distribution to objecting beneficial owners. Intermediaries are required to forward the Meeting Materials to objecting beneficial owners unless the objecting beneficial owners have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to objecting beneficial owners. MDA Space intends to pay for Intermediaries to forward the Meeting Materials to objecting beneficial owners under National Instrument 54-101. Generally, objecting beneficial owners who have not waived the right to receive Meeting Materials will either: (a) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the objecting beneficial owners and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or NON-REGISTERED SHAREHOLDERS SOLICITATION OF PROXIES The solicitation of proxies is being made by or on behalf of management of MDA Space. It is expected that the solicitation of proxies will be made primarily by mail, subject to the use of the notice-and-access system in relation to the delivery of meeting materials but may be supplemented by telephone or other form of correspondence. The cost of solicitation of proxies will be borne by MDA Space. We will also pay the fees and costs of Intermediaries (as defined below) for their services in transmitting proxy-related material in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("National Instrument 54-101"). This cost is expected to be nominal. No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by MDA Space. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 7 (b) be given a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of Common Shares beneficially owned by the objecting beneficial owners, but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the objecting beneficial owners when submitting the proxy. The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered. NON-REGISTERED SHAREHOLDERS Notice-and-Access As permitted by the Canadian securities regulators, the Company is using "notice-and-access", to deliver to both Registered Shareholders and Non-Registered Shareholders the Meeting Materials. This means that instead of receiving a paper copy of the Meeting Materials, shareholders as of the Record Date have access to the Meeting Materials electronically. The principal benefit of using the notice-and-access system is that it is more environmentally friendly and cost-effective because it reduces paper use and the cost of printing and mailing the Meeting Materials to shareholders. Shareholders will receive a package by mail which includes the Notice of Meeting and a form of proxy (if you are a Registered Shareholder) or a voting instruction form (if you are a Non-Registered Shareholder) and each of the form of proxy and the voting instruction form includes instructions on how you can vote your Common Shares at the Meeting. Electronic copies of the Meeting Materials can be viewed online under the Company's SEDAR+ profile at www.sedarplus.ca/ or at https://docs.tsxtrust.com/2463. Upon request, the Company will provide a paper copy of the Meeting Materials to any shareholder, free of charge, for a period of one year from the date this Circular is filed on SEDAR+. Requests may be made by contacting MDA Space at investor.relations@mda.space. In order to receive a paper copy in time to vote before the Meeting, your request should be received by April 28, 2026. If you have any questions regarding notice-and-access, please call the Company's transfer agent, TSX Trust at 1-866-600-5869 or email tsxtis@tmx.com. Voting and Asking Questions at the Meeting VOTING AND ASKING QUESTIONS AT THE MEETING MDA Space is holding the Meeting in a virtual format, which will be conducted via live audio webcast, where all shareholders, regardless of geographic location, will have an opportunity to participate. Given this format, all shareholders are strongly advised to carefully read the voting instructions below that are applicable to them.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 8 REGISTERED SHAREHOLDERS Registered Shareholders can vote in one of two ways: 1. At the virtual Meeting; or 2. Prior to the Meeting, by proxy, using the form of proxy provided as part of the Meeting Materials. How to vote at the virtual Meeting as a Registered Shareholder: 1. Type in https://virtual-meetings.tsxtrust.com/1893 on your browser at least 15 minutes before the Meeting starts. 2. Click on "I have a control number/Meeting Access Number". 3. Enter your control number (which is located on your form of proxy). 4. Enter the case-sensitive password: "mda2026". 5. When the voting opens, click the "Voting" icon on the left-hand side and elect your voting direction from the options shown on the screen and click "Submit". A confirmation message will appear to show your vote has been received. 6. If shareholders have additional control numbers to vote, click on "I have additional control numbers" at the top to enter the additional credential. 7. To change a vote, click "Refresh Voting Resolutions". Voting will remain open until the voting on the ballot is closed. Shareholders must be connected to the Internet at all times to be able to vote – it is the shareholder's responsibility to stay connected for the entire Meeting. How to vote by proxy if you are a Registered Shareholder: 1. Appoint a proxyholder A form of proxy for use at the Meeting or any adjournment thereof was mailed to Registered Shareholders. The persons named as proxyholders in the form of proxy are directors and/or officers of MDA Space. Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for and on behalf of such shareholder at the Meeting. Any shareholder wishing to exercise such right may do so by inserting in the space provided in the applicable form of proxy the name of the person such shareholder wishes to appoint as proxyholder and by duly delivering such proxy, or by duly completing and delivering another proper form of proxy to MDA Space’s transfer agent, TSX Trust, within the time period and at the address set out under Section 4 – "Send in your proxy". 2. Provide your voting instructions Use the form of proxy to specify how you want to vote on each item of business. If you give direction on how to vote your Common Shares on your proxy form, your proxyholder must vote your Common Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Common Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Common Shares will be voted as follows: • FOR the election of each proposed nominee as a director; • FOR the appointment of KPMG LLP as auditor of MDA Space for the ensuing year, and to authorize our Board to fix the auditor's remuneration; and • FOR MDA Space’s approach to executive compensation described in this Circular. REGISTERED SHAREHOLDERS

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 9 3. Register your proxyholder Registered Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy, must carefully follow the instructions in this Circular and on their form of proxy. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting. 4. Send in your proxy Shareholders who are unable to attend the Meeting are requested to complete, sign and date the accompanying form of proxy and return such proxy in the envelope provided for that purpose. Completed proxies must be delivered to our transfer agent, TSX Trust, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, not later than 11:00 am (Toronto time) on May 5, 2026 (or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting). Alternatively, shareholders may, and are encouraged to, vote their proxies online at http://www.voteproxyonline.com or by fax to 416-595-9593. REGISTERED SHAREHOLDERS How to change your vote if you are a Registered Shareholder: In addition to revocation in any other manner permitted by law, proxies given by Registered Shareholders for use at the Meeting may be revoked at any time prior to their use by depositing an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized, with TSX Trust located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 11:00 am (Toronto time) on May 5, 2026 (or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting). Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. A shareholder may also revoke their proxy at the Meeting provided they are a Registered Shareholder whose name appeared on the shareholders' register of MDA Space as at the Record Date.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 10 Non-Registered Shareholders Non-Registered Shareholders can vote in one of two ways: 1. At the virtual Meeting by duly appointing yourself as proxyholder; or 2. Prior to the Meeting, through your Intermediary, using the voting instruction form provided by your Intermediary. How to vote at the virtual Meeting as a Non-Registered Shareholder: 1. Appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form. Do not fill out your voting instructions. 2. Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form. 3. Register with TSX Trust prior to the voting deadline, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting your voting instruction form. 4. Type in https://virtual-meetings.tsxtrust.com/1893 on your browser at least 15 minutes before the Meeting starts. 5. Click on "I have a control number". 6. Enter your control number provided by tsxtrustproxyvoting@tmx.com. 7. Enter the case-sensitive password: "mda2026". 8. When the voting opens, click the "Voting" icon on the left-hand side and elect your voting direction from the options shown on the screen and click "Submit". A confirmation message will appear to show your vote has been received. 9. If shareholders have additional control numbers to vote, click on "I have additional control numbers" at the top to enter the additional credential. 10. To change a vote, click "Refresh Voting Resolutions". Voting will remain open until the voting on the ballot is closed. Shareholders must be connected to the Internet at all times to be able to vote – it is the shareholder's responsibility to stay connected for the entire Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting; however such Non-Registered Shareholders may still attend the Meeting as guests through the live audio webcast. How to vote by proxy if you are a Non-Registered Shareholder: A Non-Registered Shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary with respect to the procedures to be followed in order to permit the Non-Registered Shareholder to direct the voting of Common Shares beneficially owned by such shareholder. How to change your vote if you are a Non-Registered Shareholder: Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy. NON-REGISTERED SHAREHOLDERS

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 11 How to listen at the Meeting if you are a guest: Guests can also listen to the Meeting by following the steps below: 1. Type in https://virtual-meetings.tsxtrust.com/1893 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google search and do not use Internet Explorer. 2. Click on "I am a Guest". Assistance: Should a shareholder require assistance with the use of the virtual meeting platform, the shareholder can review the Virtual Meeting Guide mailed alongside this Circular. Furthermore, should a shareholder wish to speak with a TSX Trust representative, please contact the TSX Trust via: Phone: North American Toll-Free: 1-866-600-5869 Collect Outside North America: 416-342-1091 Email: tsxtis@tmx.com VOTING AND DISCRETION OF PROXIES On any ballot that may be called for, Common Shares represented by proxies in favour of the persons named on the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions indicated therein. When the shareholder has not specified in the form of proxy the manner in which the named proxy nominees are required to vote on any of the matters identified on the form of proxy, the shares represented by proxies in favour of MDA Space’s nominees will be voted FOR the election of the director nominees identified in this Circular to our Board, FOR the appointment of the auditor identified in this Circular and the authorization of the directors to fix the auditor's remuneration and FOR MDA Space’s approach to executive compensation described in this Circular. The enclosed form of proxy confers discretionary authority upon the proxyholder named therein in respect of amendments or variations to matters identified in the Notice of Meeting and in respect of any other matters that may properly come before the Meeting. As at the date of this Circular, MDA Space management is not aware of any such amendments or other matters to be presented for action at the Meeting. Voting Shares and Principal Holders Thereof As at the time of close of business on March 27, 2026 (the "Record Date"), there were 138,659,395 fully paid and non-assessable Common Shares of MDA Space outstanding. Each Common Share carries the right to one vote per Common Share. Each holder of outstanding Common Shares of record at the time of close of business on the Record Date will be Asking questions at the Meeting: Registered Shareholders and Non-Registered Shareholders who have appointed themselves as proxyholder and obtained a control number are eligible to ask a question during the Q&A portion of the Meeting. In the event that any such shareholder wishes to ask a question, they should select the "Ask a Question" icon on the left and type their question within the chat box in the messaging screen. Once satisfied with the question, the shareholder should click the "Ask Now" button to submit the question to the Chair. All submitted questions will be moderated by the TSX Trust Virtual Meeting platform before being sent to the Chair. Questions can be submitted at any time during the Q&A session up until the Chair closes the session. We will address any appropriate general questions received from shareholders and duly appointed proxyholders regarding MDA Space. In order to facilitate a respectful and effective Meeting, questions of general interest to all shareholders will be answered. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion in responding to questions, including the order in which the questions are answered, the grouping or editing of the questions and the amount of time devoted to any question.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 12 given notice of the Meeting and is entitled to vote at the Meeting the number of Common Shares of record held by him, her or it on the Record Date. To the knowledge of the directors and senior officers of MDA Space, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of MDA Space. Particulars of Matters to be Acted Upon FINANCIAL STATEMENTS The financial statements of MDA Space for the year ended December 31, 2025 and the auditor's report thereon accompanying this Circular will be placed before the shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting. ELECTION OF OUR BOARD OF DIRECTORS The articles of MDA Space, as amended, provide that our Board shall consist of a minimum of three (3) and a maximum of twenty (20) directors. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the current nominees whose names are set forth below. Management does not contemplate that any of the current nominees will not be able to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed proxy instrument reserve the right to vote for another nominee at their discretion. The terms of office of MDA Space’s current directors will expire as of the date of the Meeting. Each director elected at the Meeting will hold office until the next annual meeting of shareholders of MDA Space, or until their successors are elected or appointed in accordance with the provisions of the Business Corporations Act (Ontario). Advance Notice Policy Our by-laws (the "By-Laws") include certain advance notice provisions with respect to the election of directors (the "Advance Notice Provisions"). The Advance Notice Provisions are intended to (a) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (b) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (c) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide MDA Space with notice, in the prescribed form, within the prescribed time periods. These time periods include, (a) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the "Notice Date") is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (b) in the case of a special meeting of shareholders (which is not also an annual meeting) called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date. As of the date hereof, no director nominations have been received by MDA Space from any shareholder in respect of the Meeting. A copy of the By-Laws has been filed on SEDAR+ at www.sedarplus.ca. Majority Voting Policy MDA Space has adopted a majority voting policy. Pursuant to the policy, shareholders will vote for the election of individual directors at each annual meeting of shareholders, rather than for a fixed slate of directors. Further, in an uncontested election of directors at an applicable meeting of shareholders, the votes cast in favour of the election of a director nominee will be required to represent a majority of the Common Shares voted and withheld for the election of

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 13 the director. If that is not the case, that director must tender his or her resignation to the Chair. The Nominating & Governance Committee will promptly consider such tendered resignation and recommend to our Board the action to be taken with respect to such tendered resignation, and our Board shall accept the resignation absent exceptional circumstances and it must promptly disclose its decision via press release. Nominees There are 7 director nominees. Each nominee was elected at the last annual meeting of shareholders on May 8, 2025. MDA Space practices routine director evaluations, which includes considering the composition of our Board and periodic Board refreshment to foster and encourage diverse perspectives and new strategies. This year, John Risley will not be standing for re-election. Information on each nominee starts at p. 14 of this Circular and is effective as of the date of this Circular. Below are key highlights about our Board composition if each nominee is elected by shareholders. For more information about the nomination of directors see "Corporate Governance Disclosure – Nomination of Directors" starting on p. 32 of this Circular.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 14 Set out below is biographical information about each of the nominees to our Board: YAPRAK BALTACIOĞLU, CM, ICD.D, Ontario, Canada INDEPENDENT Principal occupation: Senior Distinguished Fellow at Munk School of Global Affairs and Public Policy Director Since: March 18, 2021 Age: 66 Education: Ms. Baltaciog lu holds a Bachelor of Law from Istanbul University, an ICD.D designation from the Rotman School of Management at the University of Toronto, as well as a Master of Arts from the Carleton University, School of Public Administration. Experience: Ms. Baltaciog lu has had a distinguished public service career that spans more than 25 years within the federal government. She has directly impacted the direction of government affairs through shaping policy, directing programs and overseeing operations. Ms. Baltaciog lu was the Secretary of the Treasury Board from 2012 and 2018, and under her direction, the Treasury Board of Canada Secretariat was recognized as one of Canada's Top 100 Employers. She has also served as Deputy Minister of Transport, Infrastructure and Communities, Deputy Minister of Agriculture and Agri-Food and Deputy Secretary Operations to Cabinet. Ms. Baltaciog lu is a member of the Order of Canada and a member of the IFRS Foundation Trustees. 2025 Shareholder votes in favour: 99.51% Other Public Board Memberships: - BOARD / COMMITTEE MEMBERSHIPS ATTENDANCE AT MEETINGS IN 2025 OVERALL ATTENDANCE Board 14/14 100% Nominating & Governance Committee 4/4 100% Human Resources, Development & Compensation Committee (Chair) 4/4 100% COMMON SHARES CONTROLLED OR DIRECTED DSUs HELD OPTIONS HELD SHARE OWNERSHIP GUIDELINES MET OR TARGET DATE TO MEET 8,235 44,190 - Yes

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 15 DARREN FARBER, Maryland, USA INDEPENDENT Principal occupation: Founder and Managing Partner, Albion River Director Since: March 18, 2021 Age: 48 Education: Mr. Farber holds a Quebec Diploma of College Studies from Dawson College. Experience: Mr. Farber currently serves on a number of boards and is the Founder and Managing Partner of Albion River, a private direct investment firm that focuses on Aerospace, Defense, and Government related businesses. Previously, Mr. Farber was Co-Founder of NAWAH LLC, a Pritzker Organization enterprise focused on project finance in the Middle East and Southwest Asia. Mr. Farber was formerly a special advisor to the Deputy Under Secretary of Defense – Business Transformation and a member of the U.S. Department of Defense Task Force for Business and Stability Operations where he received the Secretary of Defense Medal for Outstanding Public Service. 2025 Shareholder votes in favour: 99.99% Other Public Board Memberships: - BOARD / COMMITTEE MEMBERSHIPS ATTENDANCE AT MEETINGS IN 2025 OVERALL ATTENDANCE Board 11/14 78% Audit Committee 4/4 100% COMMON SHARES CONTROLLED OR DIRECTED DSUs HELD OPTIONS HELD SHARE OWNERSHIP GUIDELINES MET OR TARGET DATE TO MEET 95,656 53,566 - Yes

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 16 MICHAEL GREENLEY, Ontario, Canada NOT INDEPENDENT Principal occupation: Chief Executive Officer, MDA Space Ltd. Director Since: March 18, 2021 Age: 59 Education: Mr. Greenley holds a Bachelor of Science and a Master of Science from the University of Waterloo, as well as an Executive Leadership Development certificate from The Wharton School. Experience: Mr. Greenley is the Chief Executive Officer of MDA Space. With over 30 years of executive experience in the defence and security business, Mr. Greenley has deep expertise in the land, air, maritime, public safety and space sectors. Prior to MDA Space, Mr. Greenley was Sector President of L-3 WESCAM. He also served as Vice President and General Manager of CAE Canada, Vice President, Strategy and Business Development for General Dynamics (GD) Canada, and Vice President, International for GD Mission Systems. Prior to GD, he was Vice President of the modeling and simulation business at CAE. Mr. Greenley is Chair of Space Canada's Board of Directors, a member of the Business Council of Canada and a member of the Global Satellite Operators Association (GSOA). He has served as the Vice-Chair of the Government of Canada's Economic Strategy Table for Advanced Manufacturing, a Board member of the Aerospace Industries Association of Canada (AIAC) and of the Ontario Aerospace Council. Previously he served as Chair of the Advisory Board for Defence and Security Export to the Department of Foreign Affairs and International Trade (DFAIT) in Canada, as a member of the Industry Advisory Boards to the Department of National Defence, Defence R&D Canada, and Public Services and Procurement Canada and to the CEO of Export Development Canada (EDC). Mr. Greenley has also served on a number of non-profit boards including six years as the Chair of the Board of the Canadian Association of Defence and Security Industries (CADSI), and Chair of the Board for the Elmwood School for Girls. Mr. Greenley received the 2023 Satellite Executive of the Year award at the Satellite 2024 Conference and the 2024 Innovator of the Year award and recognition as one of Canada's Top CEOs by the Globe and Mail's Report on Business. Earlier in his career, Mr. Greenley was recognized as an Ottawa Top 40 under 40 business leader, and a PROFIT 100 CEO for leading one of Canada's fastest growing companies. 2025 Shareholder votes in favour: 99.99% Other Public Board Memberships: - BOARD / COMMITTEE MEMBERSHIPS ATTENDANCE AT MEETINGS IN 2025 OVERALL ATTENDANCE Board 14/14 100% COMMON SHARES CONTROLLED OR DIRECTED RSUs HELD PSUs HELD OPTIONS HELD SHARE OWNERSHIP GUIDELINES MET OR TARGET DATE TO MEET 111,037 180,517 273,829 604,650 N/A(1) Notes: (1) As an Excluded Director, Mr. Greenley does not currently have any share ownership guidelines in his capacity as a director. Rather, Mr. Greenley has share ownership guidelines in his capacity as Chief Executive Officer of MDA Space. See "Share Ownership Guidelines for NEOs" on pp. 58 and 68 of this Circular.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 17 BRENDAN PADDICK, ICD.D, Freeport, Bahamas INDEPENDENT Principal occupation: Chief Executive Officer, Columbus Capital Corporation Director Since: March 18, 2021 Age: 62 Education: Mr. Paddick holds Bachelor of Commerce and Master of Business Administration degrees from Memorial University of Newfoundland (Alumnus of the Year in 2013) and graduated from the Advanced Management Program at Harvard University. Mr. Paddick also holds his ICD.D designation from the Rotman School of Management/Institute of Corporate Directors. In 2025, Mr. Paddick also received the degree of Doctor of Laws honoris causa in recognition of his entrepreneurial success and unwavering support of Memorial. Experience: Mr. Paddick is the Chief Executive Officer of Columbus Capital Corporation and the Founder and former Chief Executive Officer of Columbus Communications Inc. Mr. Paddick is the former Chair of the Board of Directors of Nalcor Energy and Churchill Falls (Labrador) Corporation from 2016 to 2022 and is a director and member of the audit committee of Liberty Latin America Ltd. (Nasdaq: LILA), a leading telecommunications company with operations in over 40 countries across Latin America and the Caribbean. He is also a director and chair of the audit committee of Bahamas Telecommunications Corporations (BTC). Mr. Paddick has also served on the board and as a member of the audit committee of Clearwater Seafoods (formerly listed on the TSX) and Cable & Wireless Communications PLC (formerly listed on the London Stock Exchange). He has been recognized through a variety of awards, including Canada's Top 40 under 40 in 2000, induction into the Junior Achievement Newfoundland and Labrador Business Hall of Fame in 2018, and received EY Canada's Special Citation Award for Master Entrepreneur in 2019 for his career body of work. He was invested into the Order of Canada in 2025. 2025 Shareholder votes in favour: 99.99% Other Public Board Memberships: Liberty Latin America Ltd. (NASDAQ:LILA) BOARD / COMMITTEE MEMBERSHIPS ATTENDANCE AT MEETINGS IN 2025 OVERALL ATTENDANCE Board (Chair) 14/14 100% Audit Committee 2/2(1) 100% COMMON SHARES CONTROLLED OR DIRECTED DSUs HELD OPTIONS HELD SHARE OWNERSHIP GUIDELINES MET OR TARGET DATE TO MEET 1,136,353 46,940 - Yes Notes: (1) Mr. Paddick ceased to be a member of the Audit Committee following the May 6, 2025 Audit Committee meeting.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 18 JILL SMITH, Massachusetts, USA INDEPENDENT Principal occupation: Corporate Director Director Since: March 18, 2021 Age: 67 Education: Ms. Smith earned a Master of Science in Management from MIT Sloan School of Management. Experience: Ms. Smith brings more than 25 years of experience as an international business leader, including 17 years as chief executive officer of private and public companies in the technology and information services markets. Most recently, Ms. Smith served as the President and Chief Executive Officer of Allied Minds, a technology commercialization company, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, where she rose to become Partner. She subsequently joined Sara Lee as Vice President and went on to serve as President and Chief Executive Officer of SRDS, a business-to-business publishing firm, and eDial, a VoIP collaboration company. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of Check Point Software Technologies Ltd., Securitas AB and Evolent Health Inc. She previously served as a director of Aspen Technology Inc., R1 RCM, Circor International Inc., Gemalto NV, Endo International, and Hexagon AB. 2025 Shareholder votes in favour: 98.52% Other Public Board Memberships: Check Point Software Technologies Ltd. (NASDAQ: CHKP) Securitas AB (STO: SECU-B) Evolent Health Inc. (NYSE: EVH) BOARD / COMMITTEE MEMBERSHIPS ATTENDANCE AT MEETINGS IN 2025 OVERALL ATTENDANCE Board 14/14 100% Nominating & Governance Committee (Chair) 4/4 100% Human Resources, Development & Compensation Committee 4/4 100% COMMON SHARES CONTROLLED OR DIRECTED DSUs HELD OPTIONS HELD SHARE OWNERSHIP GUIDELINES MET OR TARGET DATE TO MEET 53,511 29,242 - Yes

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 19 KARL SMITH, Newfoundland and Labrador, Canada INDEPENDENT Principal occupation: Corporate Director Director Since: July 2, 2024 Age: 68 Education: Mr. Smith earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland. Experience: Mr. Smith held a variety of executive roles over a career spanning more than 30 years. Mr. Smith was President and Chief Executive Officer of FortisAlberta and President and Chief Executive Officer of Newfoundland Power. As Executive Vice President and Chief Financial Officer of Fortis Inc., as part of the company's growth strategy, Mr. Smith helped to secure its New York Stock Exchange listing and was actively involved in and led the financial strategy for a number of significant acquisitions. Mr. Smith began his career with five years at Deloitte as a Chartered Public Accountant. Mr. Smith currently serves as a member on the Board at Raleigh Solar Tech and CSA (formerly the Canadian Standards Association). He also sits on the Board of the Genesis Centre in St. John's, Newfoundland where he chairs the Audit and Risk Committee, and was Co-Chair of the St. John's 2025 Summer Games. 2025 Shareholder votes in favour: 99.99% Other Public Board Memberships: - BOARD / COMMITTEE MEMBERSHIPS ATTENDANCE AT MEETINGS IN 2025 OVERALL ATTENDANCE Board 13/14 93% Audit Committee (Chair) 4/4 100% COMMON SHARES CONTROLLED OR DIRECTED DSUs HELD OPTIONS HELD SHARE OWNERSHIP GUIDELINES MET OR TARGET DATE TO MEET 10,354 10,990 - July 2, 2029(1) Notes: (1) See "Director Compensation – Share Ownership Guidelines".

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 20 YUNG WU, ICD.D, Ontario, Canada INDEPENDENT Principal occupation: Chair, NFQ Ventures Ltd. Director Since: February 14, 2024 Age: 66 Education: Mr. Wu holds a Bachelor of Science in Computer Science, Economics and Mathematics from the University of Toronto and is a graduate of the Entrepreneurial Masters Program from the Massachusetts Institute of Technology. Experience: Mr. Wu is a serial entrepreneur, private equity investor, and former CEO of MaRS Discovery District. With decades of experience founding, scaling and investing into technology companies, he has led organizations through major cycles of growth and transformation. Mr. Wu is deeply engaged in Canada's business community as the recent Chair of the Toronto Region Board of Trade, a member of the Mayor of Toronto's Economic Action Team, an inaugural member of Canada's Net Zero Advisory Body (NZAB) and a Director on the Board of the OMERS Pension Plan. Mr. Wu has previously been recognized as one of Canada's "Top 40 under 40" and for leading one of Canada's "50 Best Managed Private Companies". He holds a B.Sc. in Computer Science, Economics and Mathematics from the University of Toronto and is a graduate of the Entrepreneurial Masters Program at the Massachusetts Institute of Technology. Mr. Wu is also a member of MENSA, the Young Presidents Organization (YPO), the Institute of Corporate Directors (ICD.D) and the National Association of Corporate Directors (NACD.DC). 2025 Shareholder votes in favour: 98.28% Other Public Board Memberships: - BOARD / COMMITTEE MEMBERSHIPS ATTENDANCE AT MEETINGS IN 2025 OVERALL ATTENDANCE Board 14/14 100% Audit Committee 4/4 100% COMMON SHARES CONTROLLED OR DIRECTED DSUs HELD OPTIONS HELD SHARE OWNERSHIP GUIDELINES MET OR TARGET DATE TO MEET 8,979 12,313 - February 14, 2029(1) Notes: (1) See "Director Compensation – Share Ownership Guidelines".

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 21 Board and Committee Meeting Frequency and Overall Attendance in Fiscal 2025 During Fiscal 2025, director attendance was 100% at regular Board meetings and 100% at committee meetings, as set out below. Individual director nominee attendance is in their biographies starting on p. 14 of this Circular. As outlined in our Board Charter, all directors are expected to maintain a high attendance record at meetings of our Board and the committees of which they are members. BOARD AND COMMITTEES NUMBER OF MEETINGS OVERALL ATTENDANCE AT REGULAR MEETINGS Number of Regular Meetings Number of Special Meetings Board 9 5 100% Human Resources, Development & Compensation Committee 4 - 100% Audit Committee 4 - 100% Nominating & Governance Committee 4 - 100% Director Nominee Skills and Experience All director nominees have a variety of skills and experience acquired from their senior roles in various organizations. In the table below are the skills identified by each director nominee through a self-assessment. C-SUITE LEADERSHIP GOVERNMENT TELECOMMS / MOBILE SPACE DEFENCE CAPITAL MARKETS / INVESTOR RELATIONS FINANCE AND / OR LEGAL MANUFACTURING MERGERS & ACQUISITIONS COMMERCIAL / GO-TO-MARKET HUMAN RESOURCES & COMPENSATION COMPLIANCE / RISK MANAGEMENT INFORMATION TECHNOLOGY / CYBER BRENDAN PADDICK Chief Executive Officer, Columbus Capital Corporation ● ● ● ● ● ● ● ● ● ● ● MICHAEL GREENLEY Chief Executive Officer and Director of MDA Space Ltd. ● ● ● ● ● ● ● ● ● ● ● ●

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 22 C-SUITE LEADERSHIP GOVERNMENT TELECOMMS / MOBILE SPACE DEFENCE CAPITAL MARKETS / INVESTOR RELATIONS FINANCE AND / OR LEGAL MANUFACTURING MERGERS & ACQUISITIONS COMMERCIAL / GO-TO-MARKET HUMAN RESOURCES & COMPENSATION COMPLIANCE / RISK MANAGEMENT INFORMATION TECHNOLOGY / CYBER YAPRAK BALTACIOĞLU Senior Distinguished Fellow at Munk School of Global Affairs and Public Policy ● ● ● ● ● ● ● ● ● ● DARREN FARBER Founder and Managing Partner, Albion River ● ● ● ● ● ● ● ● ● ● ● ● ● JILL SMITH Retired President and Chief Executive Officer, Allied Minds plc, and former Chair, Chief Executive Officer and President of DigitalGlobe Inc. ● ● ● ● ● ● ● ● ● ● ● KARL SMITH Former Chief Executive Officer, FortisAlberta, Newfoundland Power, Chief Financial Officer Fortis Inc. ● ● ● ● ● ● ● ● ● YUNG WU Former Chief Executive Officer, MaRS Discovery District and Chair, NFQ Ventures Ltd. ● ● ● ● ● ● ● ● ● ● Corporate Cease Trade Orders or Bankruptcies To the knowledge of MDA Space, no nominee proposed for election is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any other company (including MDA Space) that:

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 23 (a) was subject to a cease trade order or similar order or an order that denied MDA Space access to any exemption under securities legislation for a period of more than 30 consecutive days while the nominee was acting in such capacity; or (b) was subject to a cease trade order or similar order or an order that denied MDA Space access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the nominee ceased to act in such capacity and which resulted from an event that occurred while the nominee was acting in such capacity. To the knowledge of MDA Space, except as set forth below, no nominee proposed for election is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including MDA Space) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Yung Wu served as a director of Antibe Therapeutics Inc. ("Antibe"), a clinical-stage biotech company developing a non-addictive opioid replacement drug candidate. Antibe, a reporting issuer listed on the TSX, initiated proceedings under the Companies' Creditors Arrangement Act (CCAA) on April 9, 2024. The Ontario Superior Court of Justice appointed a receiver and manager, without security, of the assets, undertakings and properties of Antibe, effective April 22, 2024. All directors, including Yung Wu, resigned as directors of Antibe on April 22, 2024 to allow the court-appointed receiver to assume control. Antibe's shares were suspended from trading on April 9, 2024 and delisted on May 24, 2024. On January 16, 2025, Sun Pharmaceutical Industries Limited, through its subsidiary Taro Pharmaceuticals Inc., entered into an agreement to acquire a 100% stake in Antibe. The acquisition was completed on March 18, 2025. Personal Bankruptcies To the knowledge of MDA Space, no nominee proposed for election has, within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director. Penalties or Sanctions Except as set forth below, no nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. Conflicts of Interest To MDA Space’s knowledge, there are no existing potential conflicts of interest among MDA Space or its subsidiaries as a result of their outside business interests at the date of this Circular. Certain members of our Board are also members of the boards of directors of other public companies. Our Board has not adopted a director interlock policy but will keep informed of other public directorships held by our members (see "Election of our Board of Directors – Nominees"). Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of MDA Space. MDA Space’s directors and officers are required by law to act honestly and in good faith with a view to the best interests of MDA Space and are also required to comply with the conflict of interest provisions of the Business Corporations Act (Ontario). A director who has a material interest in a matter before our Board or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which they serve, such director may be required to recuse themselves from the meeting while discussions and voting with respect to the matter are taking place. The contract or transaction resulting from the matter is not invalid, and the director is not accountable to MDA Space or its shareholders for any profits realized from the contract or transaction, because of the director's interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors that considered the contract or transaction, if the interest was properly disclosed as detailed above, the

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 24 directors approved the contract or transaction, and the contract or transaction was reasonable and fair to MDA Space when it was approved. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict of interest. APPOINTMENT AND REMUNERATION OF AUDITOR Management of MDA Space is proposing to appoint KPMG LLP as the auditor until the next annual general meeting of shareholders at a remuneration to be fixed by our Board. KPMG LLP was first appointed as the auditor of MDA Space on June 17, 2020. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of KPMG LLP as the auditor of MDA Space until the next annual general meeting of shareholders and authorizing our Board to fix their remuneration. ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY VOTE) The Board has decided to provide MDA Space’s shareholders with an advisory vote on the Company's approach to executive compensation. Approval of the Say-On-Pay Resolution (as defined below) will require an affirmative vote of the majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting. As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting. Our philosophy is to pay fair, reasonable and competitive compensation with an at-risk equity-based component to align the interest of the Company's executives and shareholders. The Company believes its executive compensation policies and practices are sound and link pay to performance in a manner that supports the future growth and success of the Company. At the Meeting, shareholders will be asked to approve the following resolution to approve MDA Space’s approach to executive compensation (the "Say-On-Pay Resolution"): "BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company's information circular delivered in advance of the 2026 annual meeting of shareholders" The Board recommends that shareholders vote FOR the Say-On-Pay Resolution. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote FOR the Say-On-Pay Resolution. OTHER BUSINESS MDA Space knows of no other matters to be brought before the Meeting as of the date of mailing of this Circular. If any amendment, variation or other business is properly brought before the Meeting, the enclosed form of proxy and voting instruction form confers discretion on the persons named on the form of proxy to vote on such matters. Interest of Certain Persons or Companies in Matters to be Acted Upon To the knowledge of the directors and executive officers of MDA Space, other than the election of directors, none of the directors or executive officers of MDA Space who have been a director or executive officer at any time since the beginning of MDA Space’s last financial year, none of the proposed nominees for election as directors of MDA Space, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 25 Interest of Informed Persons in Material Transactions Except as set out herein, no informed person of MDA Space, any proposed director of MDA Space, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of MDA Space’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect MDA Space or any of its subsidiaries. Corporate Governance Disclosure Our Board and management are dedicated to strong corporate governance practices designed to maintain high standards of oversight, accountability, integrity and ethics while promoting long-term growth. In accordance with the corporate governance guidelines set out under National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 – Corporate Governance Guidelines, the following is a summary of the governance practices of MDA Space. GOVERNANCE HIGHLIGHTS GOVERNANCE ELEMENT MDA SPACE CURRENT PRACTICE Board size 8 directors. 7 directors are proposed for election at the Meeting. Board independence 7 (87.5%) directors are independent. 6 of the 7 (85.7%) directors proposed for election at the Meeting are independent. Gender diversity 2 (25%) directors identify as female. 2 of the 7 (28.6%) directors proposed for election at the Meeting identify as female. Independent committees All committees are 100% independent. Independent board and committee meetings Unless otherwise determined by our Board, to enhance independent judgement, independent directors hold in camera sessions at the conclusion of all regularly scheduled Board and committee meetings. Board meetings and attendance 14 meetings held in 2025. Audit Committee meetings and attendance 4 meetings held in 2025. 3 members in 2025. Nominating & Governance Committee meetings and attendance 4 meetings held in 2025. 3 members in 2025. Human Resources, Development & Compensation Committee meetings and attendance 4 meetings held in 2025. 3 members in 2025. Voting standard for board elections Annually by a majority of votes cast. Majority voting policy Yes. Annual board assessments Yes, the Nominating & Governance Committee annually assesses the performance and effectiveness of our Board, its committees and each individual member of our Board. In 2025, the Nominating & Governance Committee conducted its annual evaluation and assessment of our Board and its committees. The Nominating & Governance Committee reviewed the results of the assessment for the 2025 financial year and reported results and recommendations to our Board resulting from the assessment.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 26 MDA Space’s strong corporate governance practices are reflected in our approach and application of policies and practices, some of which are outlined below. GUIDANCE REFERENCE IN CIRCULAR OVERVIEW APPLICATION Code of Ethics and Business Conduct (the "Code") See p. 31 Sets out our Board's expectations for MDA Space’s directors, officers and employees in their dealings on behalf of MDA Space. Our Board monitors compliance with the Code by delegating responsibility for investigating and enforcing matters related to the Code to the Chair of the Audit Committee of MDA Space. Majority Voting Policy See p. 12 Annual election of directors by shareholders. Shareholders will vote for the election of individual directors rather than a fixed slate. Any director who receives a greater number of votes withheld must tender resignation. Each director received a majority of the votes cast at the last meeting in 2025. Say-On-Pay See p. 24 Asks shareholders to cast an advisory, non-binding vote on the Company's approach to executive compensation. Shareholders can have a 'say on pay' by voting on an advisory basis to approve MDA Space’s approach to executive compensation described in this Circular. As this is an advisory vote, the results are non-binding and do not diminish the Board's roles and responsibilities. However, the Board takes the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. In 2025, MDA Space’s approach to executive compensation was approved, on an advisory basis, by 93.24% of votes cast. Director Independence See p. 29 Determination of independence of Board members. Open and candid discussion among independent directors to facilitate independent judgment. 7 of 8 directors are deemed to be independent. 6 of 7 the directors proposed for election at the Meeting are deemed to be independent. All committees are comprised entirely of independent directors. Each set of Board meetings includes in camera sessions in the agendas; with only the independent directors in attendance.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 27 GUIDANCE REFERENCE IN CIRCULAR OVERVIEW APPLICATION Board Responsibilities See p. 29 Written charters setting out Board and Committee mandates. Our Board is responsible for supervising the management of MDA Space’s business and affairs. Board Meetings See p. 30 Board meets not less than four times a year. Board met 14 times in 2025. Position Descriptions See p. 30 Written position descriptions for each of the Chair of the Board, the Chair of the Audit Committee, Chair of the Nominating & Governance Committee, Chair of the Human Resources, Development & Compensation Committee and the Lead Director. Sets out clear requirements and responsibilities of each such position. Director Education See p. 30 Orientation and education programs designed to ensure directors are educated on their role and expected contributions, MDA Space’s business and operations and current industry trends and developments. Each new director receives specific orientation materials. Ongoing education sessions on MDA Space’s business and industry, among other subjects, are regularly held at Board meetings. Board members are provided access to external memberships and resources, as appropriate. Board Assessment See p. 34 Nominating & Governance Committee assesses the performance and effectiveness of our Board. Annual Board evaluation survey completed, reviewed and results reported to the Board. Succession Planning See p. 34 Our Board, with the assistance of the HRDCC, oversees ordinary course succession planning for the CEO and, together with the CEO, for other executive officers. Our Board, with the assistance of the Nominating & Governance committee engages in emergency succession planning for the CEO. The HRDCC, on behalf of the Board, oversees ordinary course succession planning for the CEO role. At least annually, the Nominating & Governance committee reviews and updates the emergency succession planning process for the CEO. Sustainability See p. 34 To contribute to impactful and responsible sustainability initiatives that are important to us and our stakeholders. We play a critical role in delivering data and insights to inform decisions that protect people and the planet.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 28 GUIDANCE REFERENCE IN CIRCULAR OVERVIEW APPLICATION Strategic Management Oversight See p. 37 Key responsibility of our Board includes overseeing and contributing to strategic planning, including as part of our annual strategic planning process. Strategic oversight is carried out by our Board at regular Board meetings as well as at an annual Board meeting dedicated solely to strategic planning. Our Board also receives regular updates from senior management regarding execution on our strategic plan. Risk Management Oversight See p. 38 To achieve a proper balance between risks incurred and the potential return to shareholders and other stakeholders and ensure effective monitoring and management of risks. Key responsibility of our Board includes ensuring there are systems in place which effectively monitor and manage risks with a view of long-term viability of MDA Space. Our Board relies on senior management to supervise day-to-day risk management. Share Ownership Guidelines See pp. 57 and 68 Aligns the interests of directors and executives with those of shareholders. Applies to each Director and executive officer reporting to the CEO. All independent directors are in compliance with the share ownership guidelines. 4 of 6 independent directors proposed for election at the Meeting satisfy the required level of share ownership and the other 2 independent directors are on track. Each of our NEOs (as defined below) and other executive officers subject to our Share Ownership Guidelines has met their ownership guidelines. See p. 68 for the list of NEOs. Conflicts of Interest See p. 23 Directors and officers are obligated to act at all times in good faith and in the interest of MDA Space and to disclose any conflicts. There are no existing potential conflicts of interest among the Directors. Disclosure and Confidential Information Policy See p. 36 Ensures oversight and monitoring of public disclosure processes and practices and reports. Ensures protection of confidential information. Our Board reviewed and approved all key public disclosure documents prior to their release including the AIF (as defined below) and this Circular. Anti-Corruption Policy See p. 36 Establishes our commitment to comply fully with relevant Anti-Corruption legislation. Bribes, kickbacks or other questionable inducements directly or indirectly to government officials to influence business are prohibited. Anti-Harassment Policy See p. 36 Establishes our commitment to Anti-Harassment. Protects employees, consultants, contractors and applies to customers, suppliers and members of the public who interact with MDA Space. Protects those who act in good faith from retaliation.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 29 GUIDANCE REFERENCE IN CIRCULAR OVERVIEW APPLICATION Whistleblower Policy See p. 36 Confidential access to the Audit Committee Chair to report any alleged violations or complaints. Anonymous, third-party whistleblower hotline is available to all employees, customers, partners and third parties to confidentially report concerns or cases of misconduct. Insider Trading Policy See p. 36 Prohibits trading in our securities while in possession of material undisclosed information about MDA Space and requires the imposition of blackout periods during which trading activities are prohibited for prescribed individuals. All directors, executive officers (including all NEOs) and certain employees are deemed insiders. Insiders can trade in MDA Space securities only during prescribed trading windows, as set out in our Insider Trading Policy. Insiders are prohibited from entering into certain types of hedging transactions involving MDA Space securities. DIRECTOR INDEPENDENCE In accordance with NI 58-101, our Board considers a director to be "independent" if he or she has no direct or indirect material relationship with MDA Space or our subsidiaries, as determined by our Board in consultation with the Nominating & Governance Committee. A "material relationship" is a relationship which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Based on the definition of independence and a review of the applicable factual circumstances (including financial, contractual and other relationships), our Board has determined that six of the seven nominees are independent. Our Board has determined Michael Greenley is not considered independent on the basis that he is the Chief Executive Officer of MDA Space. Our Board recognizes the importance of independent leadership on our Board, and appointed Brendan Paddick, independent director, as Chair. If at any time the Chair of our Board is not independent, our Board will appoint an independent director as a Lead Director and consider other possible steps and processes to ensure that independent leadership is provided for our Board. Our Board believes that given our size and structure, including the fact that a majority of our directors are independent, we are able to facilitate independent judgment in carrying out our responsibilities and will continue to do so going forward. To enhance such independent judgment, the independent members of our Board held in camera meetings without members of management and the non-independent directors present, at each set of quarterly Board meetings and at every regularly scheduled Committee meeting (a combined total of 12 Committee meetings, in 2025). BOARD RESPONSIBILITIES Our Board is responsible for supervising the management of MDA Space’s business and affairs. The mandate of our Board is set out in the Charter of the Board (the "Board Charter"), which is attached as Appendix A to this Circular. Our Board's key responsibilities are outlined below. • Culture of Integrity - Our Board oversees MDA Space’s Code of Ethics and Business Conduct and is responsible for satisfying itself as to the culture of integrity throughout MDA Space and for promoting a corporate culture that is based on ethical values and behaviours.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 30 • Strategic Planning - Our Board reviews and approves MDA Space’s long-term goals and strategic and financial plans, and monitors their effectiveness. At each meeting, our Board holds detailed discussions on strategy and the implementation of MDA Space’s strategic plan and priorities. • Risk Management - Our Board oversees MDA Space’s risk profile and processes to identify, measure, monitor and mitigate MDA Space’s principal business risks. • Internal Control - Our Board oversees the integrity and effectiveness of MDA Space’s internal controls and management information systems. • Human Resources Management - With support from the Human Resources, Development & Compensation Committee, our Board oversees MDA Space’s human resources strategy, including compensation philosophy, talent and incentive awards and succession planning. • Corporate Governance - The Nominating & Governance Committee reviews current and developing corporate governance practices, including environmental, social and governance, best practices and refines MDA Space’s corporate governance policies, as appropriate. The Nominating & Governance Committee makes recommendations to our Board to enhance corporate governance and Board effectiveness and to ensure our Board's continued independence. • Leadership Development and Succession Planning - Our Board provides oversight of performance assessment and ordinary course succession planning for the Chief Executive Officer and, together with the Chief Executive Officer, for other executive officers. BOARD MEETINGS Our Board meets at least four times per year, including at least once in each quarter to carry out its responsibilities under its Board Charter, including a review of our business operations and financial results. Our Board meets as many additional times as deemed necessary to carry out its duties. At each regularly scheduled Board meeting, unless otherwise determined by our Board, an in camera meeting of independent directors takes place and such in camera sessions are chaired by the Chair of the Board or Lead Director if the Chair is not independent within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110"). Our Board appreciates having certain members of senior management attend each Board meeting to provide information and opinions to assist the members of our Board in their deliberations. Management attendees who are not Board members are excused for any agenda items which are reserved for discussion among directors only. POSITION DESCRIPTIONS Our Board has adopted written position descriptions for each of the Chair of the Board, the Chair of the Audit Committee, Chair of the Nominating & Governance Committee, Chair of the Human Resources, Development & Compensation Committee and the Lead Director. Each position description sets out, without limitation, the requirements and responsibilities of each such position. Our Board also annually reviews the Chief Executive Officer's goals, objectives and compensation for the upcoming year. ORIENTATION AND CONTINUING EDUCATION Our Board oversees an appropriate orientation for new Board members in order to familiarize them with MDA Space and our business (including our reporting and organizational structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of our Board and its committees and the contribution that an individual director is expected to make to our Board, its committees (as applicable) and MDA Space. New directors are also provided with appropriate background materials pertaining to our business operations and plans, strategy and financial position and are given the opportunity to meet with senior management in order to facilitate a smooth transition into their role as a director of MDA Space. Our Board also coordinates the development of continuing education activities or programs for directors, from time to time as appropriate, including, without limitation, continuing education to assist directors to maintain or enhance their skills and abilities as directors, and assist directors in ensuring that their knowledge and understanding of MDA Space and our business remains current. Additionally, MDA Space is a corporate member of the Institute of Corporate Directors

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 31 ("ICD"). The ICD membership includes an individual membership for each director and our executive team and provides access to resources, education and professional development programs on corporate governance, board effectiveness and other matters. In addition, Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors, advisors and other consultants of MDA Space. Board members have access to MDA Space’s in-house and external legal counsel in the event of any questions or matters relating to our Board members' corporate and director responsibilities and to keep themselves current with changes in legislation. Board members also have full access to MDA Space’s records. As part of our continuing education efforts, management provides our Board with an in-depth review of each of our business areas, as well as ongoing changes to our industry and the global market in which we operate more generally, at each of our regular Board meetings. The Board and its Committees also receive relevant updates from management on developments related to corporate governance, disclosure requirements, changes in law and technology, industry developments and customer needs. Throughout 2025, MDA Space’s management team conducted or organized numerous education sessions for our Board, with internal and external speakers, including sessions on topics relating to capital market considerations, government procurement, strategic growth initiatives, cybersecurity and satellite technology market developments. ETHICAL BUSINESS CONDUCT Our Board has adopted the Code for MDA Space’s directors, officers and employees that sets out our Board's expectations for the conduct of such persons in their dealings on behalf of MDA Space. The Code establishes confidential reporting procedures, either internally or through MDA Space’s anonymous, independently administered, third-party hotline service, in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Code on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code may face disciplinary actions, including dismissal. Our Code is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interests, confidentiality of corporate information, protection and proper use of corporate assets and opportunities and compliance with applicable governmental laws, rules and regulations. Our Code mandates the prompt reporting of any violations of the Code and has been designed to promote MDA Space’s culture of transparency and accountability. Our Board monitors compliance with the Code by delegating responsibility for investigating and enforcing matters related to the Code to the Chair of the Audit Committee of MDA Space or his/her designate (the "Investigator"), who may enlist the assistance of Company personnel, legal counsel, accounting, external investigators or other advisors as deemed appropriate to conduct the investigation and evaluation of any complaint. The relevant Investigator(s) will report to the Audit Committee (and, where appropriate, to the Board) on a quarterly basis with respect to the investigation and evaluation of a complaint, as well as on any proposed remedial action or disciplinary action. The action determined by the Audit Committee to be appropriate under the circumstances will then be brought to the Board or to the appropriate member(s) of senior management for authorization and implementation. The Chair of the Audit Committee will maintain a log of all complaints that are received, tracking their receipt, investigation, resolution, and any applicable corrective action to be taken. Any employee who becomes aware of a violation of the Code is required to report the violation either directly to their supervisor, manager or Human Resources business partner, or confidentially and anonymously through our independently administered, third-party hotline service. Directors and executive officers are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction. The Nominating & Governance Committee is responsible for monitoring such conflicts of interest under the Code. Our Board delegates the communication of the Code to employees and to management who will be expected to encourage and promote a culture of ethical business conduct. The Code of Ethics and Business Conduct has been filed with the Canadian securities regulatory authorities on SEDAR+ at www.sedarplus.ca.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 32 NOMINATION OF DIRECTORS When directorships become vacant, or it is anticipated that they will be vacated, or if it is determined that there is a need for an additional member to be added to the Board the Nominating & Governance Committee is responsible for identifying and recommending suitable candidates to be directors of MDA Space. In seeking suitable candidates to be directors, the Nominating & Governance Committee, all of whose members are independent directors, seeks individuals qualified (in the context of the needs of MDA Space and any formal criteria established by our Board) to become members of our Board for recommendation to our Board. Recommendations concerning director nominations are to be, foremost, based on merit, performance and experience. When new directors are considered for appointment to our Board, diversity is also taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present on our Board. COMMITTEES OF THE BOARD OF DIRECTORS The directors have established three committees: the Audit Committee, the Nominating & Governance Committee and the Human Resources, Development & Compensation Committee. Key responsibilities of each committee are outlined below. AUDIT COMMITTEE NOMINATING & GOVERNANCE COMMITTEE HUMAN RESOURCES, DEVELOPMENT & COMPENSATION COMMITTEE • Oversee MDA Space’s financial controls and reporting • Monitor whether MDA Space complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management • Review, monitor and report on MDA Space’s major enterprise and financial risk exposures and guidelines, policies and practices regarding financial risk assessment and management, including MDA Space’s processes for strategic risks (including those related to information security, cyber-security and data protection) • Oversee and evaluate MDA Space’s governance and nominating policies • Assess the effectiveness of our Board, each of its committees and individual directors • Oversee the recruitment and selection of director candidates to be nominated by MDA Space • Review and make recommendations to our Board concerning the size, composition and structure of our Board and its committees • Oversee and review MDA Space’s environmental, social and governance (ESG) strategy and implementation, consistent with MDA Space’s corporate purpose, vision and values • Oversee policies and programs related to human resources at MDA Space • Review and make recommendations to variable compensation or incentive plans of MDA Space • Assess the performance of the CEO, and, together with the CEO, the performance of the other NEOs • Review and make recommendations to our Board concerning the level and nature of compensation payable to the CEO • Review and, where applicable, approve the recommendations of the CEO concerning the compensation payable to the other NEOs • Review overall strategy in respect of diversity and inclusion Audit Committee MDA Space’s Audit Committee currently consists of Karl Smith (Chair), Darren Farber, and Yung Wu, each of whom is and must at all times be financially literate. All of our Audit Committee members are considered independent within the meaning of NI 52-110. In addition to each member's general business experience, the relevant education and experience of each member of the Audit Committee is described as part of their respective biographies herein and in MDA Space’s current annual information form ("AIF") dated March 4, 2026 under "Directors and Executive Officers". The AIF is available on MDA Space’s profile on SEDAR+ at www.sedarplus.ca. Each of the Audit Committee members has adequate education and/or experience that will be relevant to their performance as an Audit Committee member, including broad

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 33 experience reviewing financial statements and dealing with related accounting and auditing issues. This includes Karl Smith, the Chair of our Audit Committee, who has experience as a chartered public accountant and has held a variety of relevant finance roles over the past thirty years including as Executive Vice President and Chief Financial Officer of Fortis Inc., a company listed on the Toronto Stock Exchange. Our Board has adopted a written Charter for the Audit Committee, which sets out the Audit Committee's responsibilities, including, without limitation, reviewing and approving the financial statements of MDA Space and public disclosure documents containing financial information and reporting on such review to our Board, ensuring that adequate procedures are in place for the reviewing of MDA Space’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors, reviewing and monitoring MDA Space’s internal controls systems, oversight of MDA Space’s enterprise risk management framework, and oversight of internal audit activity. The members of the Audit Committee are appointed annually by our Board, and each member of the Audit Committee serves at the request of our Board until the member resigns, is removed, or ceases to be a member of our Board. All non-audit services to be provided by MDA Space’s external auditor are required to be pre-approved by the Audit Committee. Reference is made to the AIF for information relating to the Audit Committee, as required under Form 52-110F1 – Audit Committee Information Required in an AIF. The AIF also includes a copy of the Charter of the Audit Committee. Upon request, MDA Space will provide a copy of the AIF free of charge to a securityholder of MDA Space. Nominating & Governance Committee Our Nominating & Governance Committee currently consists of Jill Smith (Chair), Yaprak Baltaciog lu and John Risley, each of whom is independent within the meaning of NI 52-110. John Risley will not be standing for re-election at the Meeting. The relevant education and experience of each member of the Nominating & Governance Committee is described as part of their respective biographies herein and in MDA Space’s current AIF. The primary mandate of the Nominating & Governance Committee is to (i) assess the effectiveness of our Board, each of its committees and individual directors; (ii) oversee the recruitment and selection of director candidates to be nominated by MDA Space; (iii) design an orientation and education program for new directors; (iv) consider and approve proposals by the directors to engage outside advisors on behalf of our Board as a whole or on behalf of the independent directors; (v) review and make recommendations to our Board concerning the size, composition and structure of the Board and its committees; (vi) review and make recommendations to our Board concerning the level and nature of the compensation payable to directors; (vii) maintain oversight of MDA Space’s environmental, social and governance strategy plan, practices, related policies, and disclosure with respect to same; and (viii) advise our Board on enhancing MDA Space’s corporate governance including in respect of environmental, social & governance matters. Our Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating & Governance Committee consistent with MDA Space’s corporate governance guidelines. The members of the Nominating & Governance Committee are appointed annually by our Board, and each member of the Nominating & Governance Committee serves at the request of our Board until the member resigns, is removed, or ceases to be a member of our Board. Each member of the Nominating & Governance Committee must be independent within the meaning of NI 52-110. Human Resources, Development & Compensation Committee Our Human Resources, Development & Compensation Committee (the "HRDCC") currently consists of Yaprak Baltaciog lu (Chair) and Jill Smith, each of whom is independent within the meaning of Section 1.4 of NI 52-110. The relevant education and experience of each member of the HRDCC is described as part of their respective biographies herein and in our current AIF. The primary mandate of the HRDCC is to (i) review and make recommendations to variable compensation or incentive plans of MDA Space; (ii) assess the performance of the CEO, and together with the CEO, the performance of other NEOs; (iii) review and make recommendations to our Board concerning the level and nature of compensation payable to the Chief Executive Officer; (iv) review and, where applicable, approve the recommendations of the CEO concerning the compensation payable to the other NEOs; and (v) review and approve the compensation paid by MDA Space, if any, to advisors of the HRDCC.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 34 Our Board has established a written charter setting forth the purpose, composition, authority and responsibility of the HRDCC consistent with MDA Space’s corporate governance guidelines. The members of the HRDCC are appointed annually by our Board, and each member of the HRDCC serves at the request of our Board until the member resigns, is removed, or ceases to be a member of our Board. Each member of the HRDCC must be independent within the meaning of NI 52-110. BOARD ASSESSMENT Our Nominating & Governance Committee annually assesses the performance and effectiveness of our Board, its committees and each individual member of our Board. In 2025, the Nominating & Governance Committee conducted its annual evaluation and assessment of our Board and its committees. The Nominating & Governance Committee reviewed the results of the assessment for the 2025 financial year and reported results and recommendations to our Board resulting from the assessment. DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL Our Board has considered the matters of term limits and mandatory retirement. At this time, our Board does not believe that these types of policies are necessary. Our Board believes that its self-evaluation process combined with input from an external third-party governance firm is an effective and transparent manner to ensure that MDA Space’s directors add value and remain strong contributors. SUCCESSION PLANNING Succession planning is critical to MDA Space’s long-term sustainable growth and is an ongoing process. In 2025, consistent with the standards of good governance, MDA Space’s Board, through direct action of the HRDCC, and within its accountability to ensure robust succession planning of key executive roles, discussed the Chief Executive Officer succession plan. At least annually, the Nominating & Governance Committee reviews and updates the emergency succession planning process for the CEO. Additionally, ordinary course succession planning for key executive leadership roles is discussed among the HRDCC, the CEO and the Chief People, Culture and Transformation Officer in order to secure a balanced and diverse bench of future leaders to support the sustainable growth of MDA Space. This includes preparing for planned and unplanned executive transitions arising from business changes, employee movements, retirements, and voluntary and involuntary exits. Through board and committee meetings, Board members have direct exposure to numerous senior leaders across the organization to gain visibility into the MDA Space leadership pipeline. In addition, Board members are engaged in internal company activities to increase exposure and connectivity to leadership. The HRDCC also oversees MDA Space’s human resources policies and practices that enable senior leaders to review the performance of their team members and to develop plans to invest in leadership capabilities. In 2025, MDA Space held a three-day Leadership Forum, bringing together the most senior leaders across the Company to discuss strategy and objectives and also to drive alignment, connection and capabilities as enterprise leaders. Additionally, the CEO and executive leadership team continued to invest in executive development and their leadership capabilities. This initiative included an intensive executive alignment program focused on delivering extraordinary results, fostering team alignment and catalyzing enterprise-wide transformation to accelerate our strategic ambitions and sustain high-performance in a period of accelerated growth. SUSTAINABILITY One of our core values at MDA Space is to "do the right thing". We act ethically in all that we do, take ownership of our work and responsibility for the outcomes. As a core part of our business, we contribute to impactful and responsible sustainability initiatives that are important to us and our stakeholders. Impactful Innovation and Technology Through our capabilities, we play a critical role in delivering data and insights to inform decisions that protect people and the planet. We gather imagery and data that is used for environmental monitoring including natural disaster and response management, tracking ice floes and shoreline erosion, deforestation, illegal, unreported and unregulated ("IUU") fishing, and providing maritime protection awareness.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 35 Of the 50 Essential Climate Variables identified by the World Meteorological Organization to monitor climate change, 26 variables can only be effectively observed from space. In addition, according to the United Nations, IUU fishing is the planet's 6th largest crime, with 20% of the over 90 million tonnes of fish caught globally each year being captured illegally. We work to fight against IUU fishing every day, providing near real-time monitoring of fishing activity. Our Company has worked with Canadian and international agencies for years to provide actionable maritime intelligence data that addresses dark vessel detection and supports maritime enforcement initiatives. Our technology also supports search and rescue efforts and facilitates space-based science, such as NASA's OSIRIS-REx mission that in 2023 returned physical samples from asteroid Bennu, providing researchers unprecedented insight into Earth origins from roughly 4.5 billion years ago when our planet was forming. In 2025, we continued to make steady progress to build a sustainable foundation in our organization, focused on addressing critical business risks and opportunities. Maintaining Sustainable Operations Our operations are regulated under various federal, provincial, municipal, and international laws governing the environment, including laws related to the discharge of pollutants into the soil, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Our operations comply with applicable environmental regulations and we aim to continuously improve our environmental practices. In 2025, we scheduled third-party environmental compliance assessments for our major operations to strengthen the management of compliance activities. Additionally, we completed the Company's second enterprise-wide greenhouse gas (GHG) emissions baseline assessment, submitting our data to the Carbon Disclosure Project (CDP). Harnessing Human Capital We are consistently investing in opportunities that enable all employees to reach their full potential and thrive at MDA Space. Taking action on our engagement survey feedback, we launched a series of activities, including our 'JUST ASK' initiative that is designed to support a culture of open feedback, holding more than a dozen sessions globally, led by our executive leadership team. We also emphasized the importance of mental health, raising awareness of our benefits program with comprehensive mental health support available to employees. To promote these resources and create a community space for our employees to engage, we launched the Wellness at Work and Beyond online hub, featuring a suite of tools and services to help employees succeed, including a comprehensive list of employee benefits and numerous wellness webinars on a variety of topics including practicing resilience, self-care strategies, and improving mental health at work. In addition, we conducted a global discussion on the importance of mental health and wellness, highlighting our commitment to fostering a positive and supportive work environment that enables our employees to thrive. Ensuring broad and inclusive hiring practices within our processes allows us to attract the best talent from a diverse pool of candidates. Operationally, to support our rapid growth while enabling a diverse candidate pool, our talent acquisition team have been certified in diversity sourcing under the Advanced Internet Recruitment Strategy (AIRS) Certified Diversity and Inclusion program. In 2025, over 240 managers across MDA Space underwent unconscious bias training, equipping them with the skills and awareness to make informed and inclusive hiring decisions. As our Company expands globally, we prioritized cultural awareness training for our employees, facilitating a seamless integration of new team members into our values and culture. Board of Directors Our Board is composed of qualified professionals who have the requisite industry, financial, and commercial experience and expertise to fulfill the Board's mandate. Our current directors have a broad range of skills and experiences that have been highlighted in the director profiles skills matrix set out in this Circular. We believe that an important part of our Board effectiveness includes the unique perspectives of our directors resulting from the combination of diverse backgrounds.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 36 Currently, two of the eight directors (25%) identify as women. We have not yet adopted a written Board diversity policy; however, the Nominating & Governance Committee continuously monitors diversity on our Board, as part of our overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth, or otherwise. Additionally, the Human Resources, Development & Compensation Committee considers diversity in the appointment of executive officers and within ordinary course succession planning. Management Currently, three of seven executive officers (43%) identify as women and two out of three commercial Business Areas are led by women. In 2025, our Chief People, Culture and Transformation Officer Stephanie McDonald was named one of Canada's Best Executives by The Globe and Mail's Report on Business Magazine, reflecting an ongoing legacy of achievements in leadership excellence. Employees We have a highly educated workforce where over 80% of our employees hold bachelor's degrees and 35% also hold either a master's or doctorate level degree. Within our highly technical workforce, approximately 25% identify as women. Our total workforce is made up of four different generations (Baby Boomers, X, Millennials, Z), with millennials representing approximately 40% of our total workforce. HEALTH AND SAFETY (H&S) With advanced manufacturing facilities in multiple operational locations, we place a high priority on health and safety ("H&S"). Dedicated employees in our primary manufacturing facilities in Brampton, Ontario and Montreal, Quebec actively review, revise, and monitor the implementation of H&S policies and procedures. In 2025, several focused H&S initiatives were implemented in line with the significant new investments we are making to expand and modernize our facilities. Highlights include the hiring of a global leader for Environment, Health and Safety and the formalization of an EHS management framework, which set the standards for the enterprise. Additionally, our teams continued to conduct risk assessments, update multiple H&S policies and procedures, and develop and test an updated Emergency Response Plan – all in line with the Company's strategy, risk management, and in compliance with applicable laws, regulations and best practices. CYBERSECURITY We prioritize the effective management of cybersecurity risks through a strategy focused on identifying, assessing, and responding to cybersecurity vulnerabilities, threats, and incidents. Our primary objectives are to safeguard information assets, prevent their misuse or loss, and minimize business disruptions, through a comprehensive cybersecurity program intended to detect, analyze, contain, and address cybersecurity risk exposures, threats, and incidents. Our Board devotes significant time and attention to information security and risk management, including cybersecurity, data privacy, and regulatory compliance. Our Audit Committee is mandated to provide cybersecurity oversight including ensuring regulatory compliance and appropriate risk management. The Board and Audit Committee periodically receive reports and presentations from management regarding our information and technology security program, which address a variety of topics, including recent developments and technological trends, evolving standards, any material findings of vulnerability assessments and third-party reviews, the threat environment, and other relevant cybersecurity considerations. We have implemented several cybersecurity processes to manage and assess material risks, including but not limited to: • Adoption of the NIST Cybersecurity Framework (CSF) developed by the National Institute of Standards and Technology (NIST) to guide our cybersecurity program and ensure strong governance and consistent processes; • Mandatory cybersecurity and information security compliance training for all employees on a regular basis, tracking completion and required attestations, which are designed to reinforce employee knowledge and culture surrounding cybersecurity risks; • Implementation of third-party risk management procedures to assess third-party suppliers and vendors; • Leveraging external security risk rating services to measure and monitor our IT security rating;

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 37 • Regular network and endpoint monitoring, including periodic vulnerability assessments and penetration testing; • Tabletop exercises to simulate cybersecurity incident responses to identify gaps in processes and technologies; • Regular phishing email simulations for employees and contractors to enhance awareness and responsiveness to possible phishing threats; • Implementation of back-up systems and contingency plans in place to respond to cyber attacks and reduce the likelihood of disruptions to our systems; and • An incident response and reporting protocol. In 2025, we continued to enhance risk mitigation efforts to address cybersecurity and insider risks including: improving process initiatives relating to managing and monitoring, rigorous systems and network tracking, and other management systems improvements. We also implemented operational threat intelligence capabilities to ensure management and our Board have the necessary contextual information when making cybersecurity decisions. GOVERNANCE We are committed to running our business ethically and responsibly and have a number of important policies to maintain our high level of business trust and integrity, including a Disclosure and Confidential Information Policy, Anti-Corruption Policy, Anti-Harassment Policy, Whistleblower Policy, Insider Trading Policy, Supplier Code of Conduct and a Code of Ethics and Business Conduct. Further, we require our employees to undergo annual training on ethical standards, including sessions on Ethics & Business Conduct, Anti-Corruption and Anti-Harassment. In addition, we conduct mandatory continuous security awareness training for our current and new employees in areas such as phishing, social engineering, and data security. SHAREHOLDER ENGAGEMENT MDA Space’s management and Board are committed to engaging in an open and constructive dialogue with current and prospective shareholders and value feedback on a wide range of topics including strategy, operations, corporate governance, executive compensation and sustainability practices. We carefully consider shareholder feedback, advice from our independent compensation consultant, and input from proxy advisory firms in board discussions and deliberations throughout the year. We also post relevant and useful disclosures on our investor relations website at mda-en.investorroom.com. MDA Space values shareholder, employee and other interested party opinions, concerns and feedback. We invite you to communicate directly with Board members either by email at boardofdirectors@mda.space or by mail at the address below (in an envelope marked "Confidential – Board of Directors"). MDA Space Ltd. Attn: MDA Space Board of Directors 7500 Financial Drive Brampton, ON L6Y 6K7 Canada STRATEGIC MANAGEMENT OVERSIGHT Generally, the Chief Executive Officer oversees MDA Space’s strategic plan and has responsibility for the operation of MDA Space’s business in accordance with such plan and the operating and capital expenditure budgets as previously approved by the Board. Our Board also plays an integral role in providing oversight of MDA Space’s strategic growth plan. As part of our annual strategic planning process, our Board holds an annual strategic planning session during which the Board considers the strategic plans and priorities of each of our business areas, and for MDA Space as a whole. As part of these sessions, our Board conducts a review of the strategic plans presented to it by our senior management team and provides insight and guidance on these plans. In addition to these dedicated strategy sessions, our Board also receives regular updates from senior management regarding execution on our strategic plan at Board meetings and holds in camera sessions solely for independent directors at each set of regular Board meetings to discuss strategic matters and other significant developments within our business.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 38 RISK OVERSIGHT Our Board and its Committees are responsible for understanding the principal risks of the business in which MDA Space is engaged, achieving a proper balance between risks incurred and the potential return to shareholders and other stakeholders, and for ensuring that there are systems in place which effectively monitor and manage those risks with a view of long-term viability of MDA Space. While our Board relies on senior management to supervise day-to-day risk management, the Board remains accountable for the oversight of enterprise risk management and receives quarterly updates on the Company's enterprise risk management through the Audit Committee. Under the Company's enterprise risk management process overseen by the Audit Committee, key risks to our business, together with possible mitigating strategies, are identified. We also manage risks through various internal processes, policies and controls which are embedded within our operations and are reviewed with our Board as appropriate. A discussion of the primary risks facing MDA Space’s business is included in the AIF available on our profile on SEDAR+ at www.sedarplus.ca.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 39 Letter to Shareholders from Chair of Human Resources, Development & Compensation Committee Dear Fellow Shareholders, On behalf of the Human Resources, Development and Compensation Committee ("HRDCC") of the MDA Space Board of Directors, I am pleased to share our approach to executive compensation, including frameworks and considerations we use to ensure a competitive executive compensation program that demonstrates strong pay-for-performance alignment and supports long-term value creation for shareholders. 2025 Performance3 In 2025, MDA Space delivered another year of strong growth and execution which helped further solidify our position as a trusted mission partner and leader in the expanding space industry. Our revenues grew to $1,633.2 million, up 51.2% year over year driven by strong contributions from our Satellite Systems business. We achieved solid profitability with Adjusted EBITDA of $323.9 million, up 49.2% year over year, and Adjusted EBITDA Margin of 19.8% driven by our team's execution. Adjusted Net Income in 2025 increased to $189.9 million, up 70.9% compared to 2024. Order Bookings for the full year totalled $1.2 billion with backlog ending the year at $4.0 billion as of December 31, 2025, down 8.5% year over year as we executed on our programs, continuing to set us up well for 2026 and beyond. On the operational front, we continued to execute well against our strategic growth plan and achieved multiple milestones across our business areas in 2025, positioning us well to capitalize on the demand we see in our end markets.4 While the year was marked by strong financial performance, the team showed extraordinary resilience and agility in managing through geopolitical headwinds, complex operational scaling and enabling productivity through a growing team. On the operational front, the team made significant progress on our new state-of-the art high volume satellite production facility in Montreal, a cornerstone of our satellite manufacturing capability. We assumed operations of the David Florida Laboratory, a strategic test facility previously operated by the Government of Canada, that supports the development of space technology and critical missions for both the government and private sector. This progress, paired with a backlog of $4.0 billion, sets us up for 2026 and beyond. Linking Pay with Performance At MDA Space, we are committed to adhering to best pay practices and maintaining transparency in our compensation programs. We regularly benchmark our executive compensation against industry peers to ensure competitiveness and alignment with market practices. Recognizing that the competition for specialized executive talent spans borders, our market for talent includes leading companies in Canada and the United States. Our official peer group is designed to reflect this cross-border landscape, ensuring we can attract and retain the high-caliber leaders required to compete and scale in the global space industry. Our compensation philosophy supports our goals of driving a high-performance culture and shareholder value creation. Our executive compensation program is designed to retain, motivate and reward our executive officers for their performance and contribution to the short- and long-term success of MDA Space through a total compensation approach that includes salary, short-term incentive, and long-term equity including performance share units ("PSUs") and restricted share units ("RSUs"). With significant 'pay at risk' tied to overall Company performance, our approach to total compensation motivates executive officers to successfully achieve challenging business and financial objectives and aligns their interests with long-term shareholder value creation. To further reinforce this alignment and emphasize the importance of achieving enterprise-wide financial objectives during a period of significant growth and operational scaling, we adjusted the CEO's Short-Term Incentive Plan (STIP) weighting for 2025. The weighting tied to corporate financial objectives increased from 80% to 90%, with the personal objectives weighting correspondingly reduced from 3 For a detailed review of our operational performance, refer to our 2025 Management's Discussion and Analysis, a copy of which is available on MDA Space’s profile on SEDAR+ at www.sedarplus.ca. 4 Adjusted EBITDA, Adjusted EBITDA Margin, Order Bookings and Adjusted Net Income are financial measures that are not calculated in accordance with IFRS. For a reconciliation to the most directly comparable measure calculated in accordance with IFRS, see the section entitled "Reconciliation of Non-IFRS Measures" in MDA Space’s latest Management Discussion and Analysis available on SEDAR+ at www.sedarplus.ca, which is hereby incorporated by reference.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 40 20% to 10%. This change enables a greater proportion of the CEO's potential short-term incentive to be directly linked to the clear financial success of MDA Space. The 2025, short-term and long-term incentive program designs were unchanged from the prior-year designs: • The Short-Term Incentive Plan ("STIP") focused on execution and operational efficiency, by tying 90% of the incentive to measurable financial outcomes and 10% to personal-objective performance for the CEO and all NEOs. The financial objectives are tied to three core financial metrics, Revenue and Adjusted EBITDA, each weighted 40%, and Order Bookings, weighted at 20%. This year's corporate financial and operational performance resulted in a corporate short-term incentive award payout of 92% of target. This, along with the results of personal objectives for the named executives, resulted in STIP awards ranging from 92% to 126% of target. • The Long-Term Incentive Plan ("LTIP") aligns compensation outcomes with our shareholder expectations through cumulative three-year business financial targets aligned to our strategic growth plan objectives, in addition to considerations for relative total shareholder return. We believe this plan will continue to drive long-term performance and results for our Company and our shareholders. Details on the plan design are noted on p. 45 under compensation elements and key features. We welcome the opportunity to receive Shareholder feedback on our approach to executive compensation which we believe is valuable for continued transparency, accountability and for strengthening our corporate governance. In 2025, shareholders were given an advisory 'Say-On-Pay' vote regarding the executive compensation program for the first time; the result was 93.24% in favour of MDA Space’s approach to executive compensation. The HRDCC and the Board believe that 2025 compensation outcomes are appropriate and well-aligned with the performance of MDA Space over the past year. We will continue to evolve our program in 2026 with a consistent focus on performance and execution in alignment with value creation for our shareholders. We want to thank you for your continued support and trust in MDA Space. We remain committed to upholding the highest standards of corporate governance and delivering superior returns by leveraging our diversified and differentiated portfolio of space technology and expertise. Sincerely, Yaprak Baltaciog lu Chair of Human Resources, Development & Compensation Committee

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 41 Executive Compensation COMPENSATION DISCUSSION AND ANALYSIS The following discussion describes the significant elements of the compensation program for the named executive officers ("NEOs") of MDA Space. The NEOs for Fiscal 2025 are: MICHAEL GREENLEY Chief Executive Officer and Director GUILLAUME LAVOIE Chief Financial Officer STEPHANIE MCDONALD Chief People, Culture and Transformation Officer LUIGI POZZEBON Vice President, Satellite Systems MINDA SUCHAN Vice President, Geointelligence Michael Greenley, Chief Executive Officer and Director Mr. Greenley is the Chief Executive Officer of MDA Space. With over 30 years of executive experience in the defence and security business, Mr. Greenley has deep expertise in the land, air, maritime, public safety and space sectors. Prior to MDA Space, Mr. Greenley was Sector President of L-3 WESCAM. He also served as Vice President and General Manager of CAE Canada, Vice President, Strategy and Business Development for General Dynamics (GD) Canada, and Vice President, International for GD Mission Systems. Prior to GD, he was Vice President of the modeling and simulation business at CAE. Mr. Greenley is Chair of Space Canada's Board of Directors, a member of the Business Council of Canada and a member of the Global Satellite Operators Association (GSOA). He has served as the Vice-Chair of the Government of Canada's Economic Strategy Table for Advanced Manufacturing, a Board member of the Aerospace Industries Association of Canada (AIAC) and of the Ontario Aerospace Council. Previously he served as Chair of the Advisory Board for Defence and Security Export to the Department of Foreign Affairs and International Trade (DFAIT) in Canada, as a member of the Industry Advisory Boards to the Department of National Defence, Defence R&D Canada, and Public Services and Procurement Canada and to the CEO of Export Development Canada (EDC). Mr. Greenley has also served on a number of non-profit boards including six years as the Chair of the Board of the Canadian Association of Defence and Security Industries (CADSI), and Chair of the Board for the Elmwood School for Girls. Mr. Greenley received the 2023 Satellite Executive of the Year award at the Satellite 2024 Conference and the 2024 Innovator of the Year award and recognition as one of Canada's Top CEOs by the Globe and Mail's Report on Business. Earlier in his career, Mr. Greenley was recognized as an Ottawa Top 40 under 40 business leader, and a PROFIT 100 CEO for leading one of Canada's fastest growing companies. Mr. Greenley holds a Bachelor of Science and a Master of Science from the University of Waterloo, as well as an Executive Leadership Development certificate from The Wharton School.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 42 Guillaume Lavoie, Chief Financial Officer Mr. Lavoie joined MDA Space in November 2024, bringing over 20 years of financial expertise from large publicly traded and privately owned companies with proven experience as a CFO and expertise across financial and business functions, including strategic and financial planning, mergers and acquisitions, investor relations, capital deployment, business transformation, and P&L ownership. Mr. Lavoie joined MDA Space from Sofina Foods Inc., a global food manufacturer, where he served as Executive Vice President and CFO and played an instrumental role in executing the company's growth strategy, including the integration of Sofina Europe. Prior to Sofina Foods Inc., Mr. Lavoie served as Senior Vice President and CFO of the Woodbridge Group, a global automotive supplier where he delivered significant free cash flow improvements for the business by executing key business projects, in addition to renegotiating financing for the company. Prior to this, Mr. Lavoie was the Vice President and CFO for Bombardier Transportation, a global leader in rail transportation, from 2018 to 2020 and the Vice President of Financial Planning & Analysis at Bombardier Inc. from 2015 to 2018. Mr. Lavoie is a Chartered Professional Accountant (CPA) and holds a Bachelor of Business Administration from the Universite du Que bec a Montre al. Stephanie McDonald, Chief People, Culture and Transformation Officer Ms. McDonald joined MDA Space in July 2023 in a newly created executive role with a mandate to drive MDA Space’s transformation strategy and initiatives. With global responsibility for MDA Space’s people, culture and transformation agenda and associated functions, Ms. McDonald brings a demonstrated track record of long-term strategic planning and value creation in publicly traded companies. A seasoned executive with a background in large multinationals undergoing transformation, Ms. McDonald has served in multiple executive and leadership roles as a trusted strategic business leader. Before joining MDA Space, Ms. McDonald was the Chief Human Resources Officer at Ontex, a global private label manufacturer of personal hygiene products. Previously, she was the Senior Vice President of People & Culture at Parkland, an international fuel distributor and retailer with operations in 25 countries. Ms. McDonald also spent over 16 years in progressive leadership roles while working at Holcim, a global leader in sustainable construction. Throughout her career, Ms. McDonald has led a series of organizations through a variety of significant transformations and corporate events, including rapid scaling and growth, complex business integrations and corporate turnarounds. Ms. McDonald is a past Committee Chair and former Board Member for HR People & Strategy (HRPS), now called the SHRM Executive Network, an exclusive community of practicing senior HR leaders dedicated to revolutionizing the world of work. In 2025, Ms. McDonald was named one of Canada's best executives by the Globe & Mail's Report on Business Magazine. Ms. McDonald holds a Master of Business Administration (Academic Distinction) from Georgetown University in Washington, DC, and a Bachelor of Commerce from the University of Saskatchewan. She is also a certified Culture Coach from the Maslow Research Center.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 43 Luigi Pozzebon, Vice President, Satellite Systems Mr. Pozzebon is a long-term member of MDA Space’s Satellite Systems engineering and management team and is a widely respected executive in the global satellite industry. Mr. Pozzebon brings more than 33 years of experience to his current role as MDA Space’s Vice-President of Satellite Systems. He is responsible for MDA Space’s state-of-the art satellite design and manufacturing facilities, including its high-volume satellite production facility. In his decades-long career, he has played an instrumental role in some of the most complex satellite technology programs that have fundamentally changed the space industry in the fields of robotics, SAR, navigation, and satellite communications, in a wide range of functions including digital engineering, system engineering, engineering management, chief architect, business execution, business leadership and strategy development. Prior to working at MDA Space, he was Project Engineer at CMC Electronics where he was responsible for the design of an all-glass large-format high resolution cockpit display product, with night vision (NVIS) option, and a family of Flight Management Systems products for modern digital cockpits in fixed and rotary wing aircraft for both civil and military applications. In April 2024, Mr. Pozzebon was named to the prestigious "Best Executives" list by the Globe and Mail's Report on Business, a program established to celebrate exceptional non-CEO leaders at Canadian corporations. Mr. Pozzebon holds an Honours Bachelor of Engineering degree from McGill University. Minda Suchan, Vice President, Geointelligence Dr. Suchan has an extensive leadership background in the U.S. defence and intelligence community with over 30 years of experience in business operations, strategy and development, acquisition integration, engineering management, and technology portfolio investments. Prior to joining MDA Space in 2020, Dr. Suchan was the managing director at Riverside Research, where she led a team advancing critical capabilities in the U.S. Intelligence Community. Prior to Riverside Research, she was the Vice President of Technology, Strategy & Business Development for Harris Electronic Systems segment and the executive business director for Harris Geospatial Government Systems. Earlier in her career, Dr. Suchan was responsible for capturing new business opportunities in the area of Intelligence, Surveillance and Reconnaissance (ISR) and served as the deputy director for Center for Innovation, Technology and Development where she coordinated a multifunctional team involving advocacy, planning and analysis, strategic operations, corporate strategy, investment innovation development and marketing communications. Dr. Suchan also held a number of roles with the Raytheon Company, beginning as a senior physics engineer specializing in novel electro-optical sensors, serving as National Reconnaissance Office (NRO) Technology Fellow at various government sites, holding progressively senior positions in business development and strategy, including the National Reconnaissance Office account manager with Raytheon Corporate U.S. business development. Currently Dr. Suchan sits on the Board of Trustees for St. Catherine University, as well as on the H.R. Macmillan Space Centre Board of Directors in addition to being a member of the Canadian Defence Industry Advisory Group. Dr. Suchan earned a Bachelor of Arts Degree from the College of St. Catherine, followed by a Ph.D. at the University of Southern California

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 44 Compensation Philosophy and Objectives In the highly dynamic and rapidly evolving space economy, MDA Space’s compensation must support the business strategy by directly linking pay outcomes to the achievement of our business and financial objectives. Additionally, compensation is used to align executives to creating shareholder value, attract and retain an experienced executive team, and support a culture that ensures appropriate oversight and risk taking. We have designed our executive officer compensation program to achieve the following objectives: MDA Space reevaluates its compensation philosophy and compensation program as appropriate and continues to review compensation each year. As part of this review process, MDA Space is guided by the philosophy and objectives outlined above, and by market competitiveness. We offer executive officers cash compensation in the form of base salary, an annual short-term incentive, and equity-based compensation. We grant long-term incentives consisting of PSUs and RSUs to our executive officers and employees, under an omnibus equity incentive plan (the "Omnibus Plan"). Stock options ("Options") may also be granted under the Omnibus Plan, however Options are not currently being issued as part of our equity-based compensation plan. Primary elements of MDA Space’s executive compensation program, its objectives and key features are outlined in the table below: COMPENSATION ELEMENT OBJECTIVE KEY FEATURES Base salary Attract and retain talent and provide a competitive fixed level of annual cash compensation Reflects competitive market value by referencing the median of the Company's approved executive compensation peer group in setting salaries with adjustments for individual performance and experience, including knowledge, skills, responsibilities in the role and internal equity Short-term incentives Variable cash award based on the achievement of MDA Space’s annual financial and personal objectives Defined as a percentage of base salary, the short-term incentive plan (STIP) is a cash incentive award that could pay out at up to two times target based on levels of achievement against three financial metrics (Revenue, Adjusted EBITDA, and Order Bookings) as well as personal objectives for each NEO Attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills, and performance are critical to success. Motivate the executive team to achieve MDA Space’s business and financial objectives. Align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the business. Encourage appropriate oversight and risk-taking.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 45 COMPENSATION ELEMENT OBJECTIVE KEY FEATURES Long-term incentives Variable compensation to align management interests with long-term shareholder value creation, encourage retention and reward long-term company performance Equity-based incentive awards with overlapping successive three-year periods: • 50% PSUs that cliff vest at up to two times target after three years based on the achievement of financial metrics: Revenue growth (weighted 50%) and Adjusted EBITDA growth (weighted 50%), with a relative total shareholder return ("TSR") modifier relative to the TSX Composite Index • 50% RSUs that vest rateably over three years Benefits To provide a competitive total compensation package consistent with market practice and support the health and wellness of our executive team to drive the performance and success of MDA Space • Life, disability, health and dental insurance programs • Retirement benefits PAY POLICIES AND PRACTICES We have implemented the following best pay practices that reflect our compensation philosophy: WHAT WE DO WHAT WE DON'T DO Link executive pay to company performance through the annual incentive plan and long-term equity awards in the form of PSUs and RSUs Single-trigger change-in-control provisions Balance among short- and long-term incentives, cash and equity and fixed and variable pay Hedging or pledging by executives or directors of equity holdings Cap short-term incentives at 200% of target Guarantee annual base salary increases Maintain overlapping performance periods for long-term incentives Overemphasize any single performance metric Compare executive compensation and company performance to relevant peer group companies Reprice underwater stock options Target pay within a competitive range of our approved peer group median Use an aspirational peer group of significantly larger companies Require executives to meet minimum share ownership guidelines Provide tax gross ups on perquisites or on change in control benefits Maintain a compensation Clawback Policy to recapture unearned incentive pay Apply pay policies or practices that pose material adverse risk to MDA Space Provide only limited perquisites Retain an independent compensation consultant Provide supplemental executive retirement plans

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 46 COMPENSATION-SETTING PROCESS The HRDCC oversees MDA Space’s policies, processes and practices with respect to all aspects of Human Resources, including talent management, ordinary course succession planning and compensation, and is responsible for ensuring that these are consistent with MDA Space’s strategic goals and objectives and with shareholder interests. This includes ensuring that MDA Space’s compensation policies and practices provide an appropriate balance of risk and reward consistent with MDA Space’s risk profile. See "Risk and Executive Compensation" below for more on compensation risk and risk mitigation features. In executing these responsibilities, the HRDCC considers analyses, recommendations and proposals developed by management, and also has the authority to seek the expertise of external advisors as needed. Our Board has adopted a written charter for the HRDCC, which sets out the committee's responsibilities for overseeing our compensation programs, reviewing and making recommendations to our Board concerning the level and nature of the compensation payable to our executive officers. The HRDCC's oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers is competitive and appropriate, and consistent with the objectives and philosophy of our compensation program. See also "Corporate Governance Disclosure – Committees of the Board of Directors – Human Resources, Development & Compensation Committee." MDA Space’s Chief Executive Officer makes recommendations to the HRDCC each year with respect to the compensation for the other NEOs but is not involved in setting, or decisions with respect to, his own compensation. Compensation Consultant In 2025, the HRDCC engaged Meridian Compensation Partners Inc. ("Meridian") to review the competitiveness of MDA Space’s executive compensation program against market practice and an appropriate peer group. Meridian reported directly to the HRDCC. In 2025, Meridian's advisory services included: • Reviewing and providing recommendations for revisions to MDA Space’s executive compensation peer group; • Assessing the executive team's base salaries, short-term incentive opportunities, target total cash and long-term incentives against the market; • Assessing the Board's compensation package, including cash and equity compensation on behalf of the Nominating & Governance Committee; • Providing advice on the design of MDA Space’s STIP and annual long-term incentive awards; • Providing a review of MDA Space’s pay-for-performance alignment; and • Assisting with drafting the compensation discussion and analysis portion of this Circular, including a review of considerations related to the 2025 'Say on Pay' advisory vote. The HRDCC has sole authority to hire a compensation consultant, approve its compensation, determine the nature and scope of its services, evaluate its performance, and terminate and replace (or supplement) its engagement with an alternative consultant. In November 2024, the HRDCC elected to change compensation consultants, replacing Mercer (Canada) Ltd. ("Mercer") with Meridian. The provision of any services by a compensation consultant to the HRDCC in addition to any executive compensation-related services requires the approval of the HRDCC. The fees for services rendered by Mercer in the 12-month period ending December 31, 2024 and the fees for services rendered by Mercer and Meridian in Fiscal 2025, are set forth in the table below.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 47 MERCER 2024 FEES 2025 FEES Executive compensation-related fees $64,596 $0 All other fees $0 $0 MERIDIAN 2024 FEES 2025 FEES Executive compensation-related fees $54,851 $313,122 All other fees $0 $0 Compensation Peer Group As compensation consultant, Meridian analyzed market compensation and recommended a comparative group of companies to set executive compensation levels to the HRDCC for approval. Recognizing that the advanced space technology industry is evolving rapidly, Meridian developed recommendations that were presented to the HRDCC for its consideration after analyzing executive compensation paid at both Canadian and U.S. companies. U.S. companies were included to recognize that the advanced space technology industry in Canada is extremely limited, and that MDA Space must compete with U.S.-based companies for key talent. The criteria used to determine the composition of the peer group were the following: MARKET OPERATIONS SIZE Companies competing in the same talent markets in Canada and the U.S. Canadian and U.S. companies operating primarily in the Aerospace and Defence industry Canadian and U.S. companies operating in the Information Technology and related industries Companies of similar size, measured by revenue (generally 0.33x to 3x that of MDA Space) and also considering assets, market capitalization, and enterprise value MDA Space used many of the same peer group companies for setting 2025 and 2024 pay but has continued to update this group for the purpose of setting 2026 compensation levels, given the significant growth at both MDA Space and in the industry. The companies in the peer group used for benchmarking in 2025 are listed below, including their industry and whether they are listed in Canada and/or the U.S.: Comparator Group COMPANY INDUSTRY CANADIAN U.S. AeroVironment, Inc. Aerospace & Defence Nasdaq Astronics Corporation Aerospace & Defence Nasdaq Blackberry Limited Systems Software TSX NYSE CAE Inc. Aerospace & Defence TSX NYSE Calian Group Ltd. Diversified Support Services TSX Curtiss-Wright Corporation Aerospace and Defense NYSE The Descartes Systems Group Inc. Application Software TSX Nasdaq Ducommun Incorporated Aerospace & Defence NYSE Enghouse Systems Limited Application Software TSX Hexcel Corporation Aerospace & Defence NYSE

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 48 COMPANY INDUSTRY CANADIAN U.S. Iridium Communications Inc. Alternative Carriers Nasdaq Kinaxis Inc. Application Software TSX Kratos Defense & Security Solutions, Inc. Aerospace & Defence Nasdaq Leonardo DRS, Inc. Aerospace and Defense Nasdaq Magellan Aerospace Corporation Aerospace & Defence TSX Mercury Systems, Inc. Aerospace & Defence Nasdaq Planet Labs PBC Research and Consulting Services NYSE Redwire Corporation Aerospace and Defense NYSE Rocket Lab, Inc. Aerospace & Defence Nasdaq Stantec Inc. Construction and Engineering TSX NYSE Telesat Corporation Alternative Carriers TSX Nasdaq The peer group was an important input in reviewing compensation levels and structure for Fiscal 2025. MDA Space’s philosophy is to use market median for target total direct compensation (base salary and short- and long-term incentive opportunities) as the primary reference point for decision-making. Target compensation levels for each NEO were established considering the peer group data, while also looking at differences between the Canadian and U.S. peers for specific NEO roles, as well as the progression and performance of each individual NEO. Actual NEO pay outcomes, other than salaries, were dependent on performance against incentive plan goals, and on changes in MDA Space’s share price. Similarly, peer group practices were considered when establishing the design features and performance metrics within MDA Space’s incentive plans, while also ensuring that these remain tailored to MDA Space’s specific context and strategic objectives to promote long-term shareholder value creation. The table below shows MDA Space’s size relative to the peer companies, measured by assets, revenue, market capitalization and enterprise value. COMPARATOR MDA SPACE ($ MILLIONS) MDA SPACE PERCENTILE RANK Assets(1) 3,480 62% Revenue(2) 1,481 67% Market Capitalization(3) 4,233 43% Enterprise Value(4) 4,070 33% Notes: (1) Most recently reported total assets on January 9, 2026. (2) 12-month trailing revenue as of January 9, 2026. (3) Market capitalization on December 31, 2025. (4) Enterprise value on January 9, 2026.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 49 COMPONENTS OF COMPENSATION The compensation of MDA Space’s executive officers includes three major elements: (a) base salary; (b) short-term incentives; and (c) long-term equity incentives, including PSUs and RSUs. Perquisites and benefits are not a significant element of compensation of MDA Space’s executive officers. Pay Mix In 2025, we targeted a specific pay mix as demonstrated in the following charts, which illustrate the 2025 target pay mix for the CEO and the average target pay mix for the other NEOs. The majority of our NEOs' target total direct compensation opportunity in 2025 was provided in the form of performance-based compensation (variable pay), 87% for our CEO and 65% on average for our other NEOs. Base Salary Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined by considering market competitiveness and the individual performance and experience of each NEO, including knowledge, skills, responsibilities in the role and internal equity. Base salaries are reviewed annually by the HRDCC and approved by our Board for the CEO. The HRDCC makes determinations, and issue approvals with respect to base salary compensation of the other NEOs. Base salaries may be increased based on market competitiveness, among other factors. In addition, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities. Base salaries for the NEOs generally are positioned competitively with the market median level to attract and retain individuals with superior executive talent. Individual pay levels may be above or below the market median based on the NEO's experience, position and performance. In 2025, our Board engaged Meridian to conduct a comprehensive benchmarking of our executive pay. After that, our Board, together with the HRDCC, approved adjustments to ensure that NEO pay levels, including those of our CEO, are consistent with our overall pay philosophy. The following table sets forth the annual base salaries for each of the NEOs for Fiscal 2024 and Fiscal 2025. NAMED EXECUTIVE OFFICER 2024 BASE SALARY ($) 2025 BASE SALARY ($) Michael Greenley 774,900 850,000 Guillaume Lavoie 625,000 625,000 Stephanie McDonald 480,700 514,349 Luigi Pozzebon 481,500 577,800 Minda Suchan 384,300 395,829

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 50 Short-term Incentives Annual incentive awards are granted under the MDA Space short term incentive plan ("STIP"), which is designed to motivate our executive officers to meet financial and personal performance targets. STIP targets are set as a percentage of each NEO's base salary, which varies based on their position. Individual annual payouts will be higher or lower than the target amount depending on the level of achievement of the applicable performance targets. STIP payments for the executive officers (except the CEO) are recommended to the HRDCC by the CEO and approved by the HRDCC. The CEO's STIP payment is recommended by the HRDCC to our Board for approval. The NEOs are eligible to receive annual short term incentive awards of up to a specified percentage of each executive's base salary based on individual performance, company performance or as otherwise determined appropriate by the HRDCC. Target award opportunities are set in consideration of the competitive median with actual awards higher or lower based on performance. The 2025 STIP is designed to reward executives for the achievement of financial and personal performance objectives: Financial Objectives Drive ownership and accountability toward the achievement of MDA Space business objectives for the fiscal year based on achieving specified levels of corporate financial performance. Personal Objectives Reward the attainment of personal performance results that are strategic and operational in nature and extend beyond the participant's core job responsibilities and contribute to the long-term success of MDA Space. Financial Objectives In 2025, awards under the STIP were determined from the weighting of the financial objectives in the STIP for both the Corporate and Business Area goals. Notes: (1) In 2025, for the CEO, CFO and Chief People, Culture and Transformation Officer, corporate financial weightings were 40% on Revenue, 40% on Adjusted EBITDA and 20% on Order Bookings. For Business Area Leaders, measures were the same, but with a split weighting between Corporate and Business Areas for each financial metric (as illustrated above), with the achievement of Adjusted EBITDA measured at the Business Operating Income level for Business Areas. These metrics and weightings were chosen to support the following objectives of MDA Space’s business strategy:

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 51 REVENUE ADJUSTED EBITDA* ORDER BOOKINGS Revenue is a key indicator of growth and of a company's ability to execute on business awarded. Aligning incentives with revenue targets can motivate executives to prioritize activities that lead to increased productivity and profitability. Adjusted EBITDA, a non-IFRS measure, provides a more accurate measure of MDA Space’s operational performance and profitability than net income, the closest IFRS measure. Adjusted EBITDA eliminates non-operating expenses and one-time charges, allowing for a clearer assessment of core business performance. It incentivizes executives to focus on improving operational efficiency, cost management, and revenue generation, which are crucial for long-term financial success. Order Bookings measures the volume and value of new orders received within a specific period, indicating sales growth and market demand. By incentivizing executives based on Order Bookings, we can motivate them to focus on acquiring new customers, expanding market share, and driving future growth compared to revenue, which measures in-year conversion or execution of bookings. Note: * Adjusted EBITDA is a financial measure that is not calculated in accordance with IFRS. For a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with IFRS, see the section entitled "Reconciliation of Non-IFRS Measures" in MDA Space’s latest Management Discussion and Analysis available on SEDAR+ at www.sedarplus.ca, which is hereby incorporated by reference. In 2025, the HRDCC continued to place greater emphasis on Revenue and Adjusted EBITDA due to their direct impact on MDA Space’s financial performance and profitability. By assigning a higher weight to these metrics, we aim to align executive incentives with our strategic goals of driving sales growth and improving operational efficiency. Both the Corporate and Business Area performance metrics and targets for the STIP are below: 1 – Corporate-level Objectives The financial performance of the CEO, CFO and Chief People, Culture and Transformation Officer is based on meeting three Corporate-level financial performance metrics under the Corporate Leader Plan. The 2025 targets are considered challenging and require significant effort to accomplish. For the other NEOs, the Corporate-level objectives represent 50% of their financial performance objectives, as noted below under "Business Area Objectives." 2025 CORPORATE LEADER SHORT-TERM INCENTIVE PLAN (FINANCIAL METRICS) FINANCIAL METRIC IN C$ MILLIONS WEIGHTING THRESHOLD(4) ($) TARGET (100% PAYOUT) MAXIMUM (PAYOUT IS 200% OF TARGET) ACTUAL RESULT ($) ACTUAL PAYOUT(5) Revenue(1) 40% 1,189 $1,586 $1903 1,633 110% Adjusted EBITDA(2) 40% 237 $317 $380 324 120% Order Bookings(3) 20% 1,878 $2,889 $4,333 1,200 0% Total 100% 92.0% Notes: (1) The achievement of Revenue is calculated on a linear basis with a maximum payout of 200% at 120% of target performance. The actual performance to target for Revenue is 102.5% which corresponds to a payout of 110% of target. (2) The achievement of Adjusted EBITDA is calculated on a linear basis with a maximum payout of 200% at 120% of target performance. The actual performance to target for Adjusted EBITDA is 104.4% which corresponds to a payout of 120% of target. (3) The achievement of Order Bookings is calculated on a linear basis with a maximum payout of 200% at 150% of target performance. The actual performance to target for Order Bookings is 41.5% with payout % interpolated to 0% of target. (4) Threshold payout is 75% for Revenue and Adjusted EBITDA and 65% on Order Bookings, each as a percentage of target.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 52 (5) Based on actual performance against the financial measures, the actual payout is as indicated with the achievement of 92% of target. 2 – Business Area Objectives For the other NEOs, who are leaders of one of MDA Space’s three business areas, the financial performance portion of their STIP award is based 50% on Corporate-level performance metrics (set forth above) and 50% on Business Area goals under the Business Area Leader Plan. For 2025, the weighting of the Business Area performance metrics was 50% to emphasize driving execution within individual Business Areas, while still focusing the team on achieving enterprise results. MDA Space has not disclosed specific dollar targets under our Business Area Leader Plan because doing so would seriously prejudice its interests, as disclosure of such information would reveal details of its strategy to our competitors. The targets are considered challenging and require significant effort to accomplish. 2025 BUSINESS AREA LEADER SHORT-TERM INCENTIVE PLAN (FINANCIAL METRICS) Financial Metric Overall Weighting Corporate MDA Space (Weighting) Business Area (Weighting) Revenue 40% 20% 20% Adjusted EBITDA(1) 40% 20% 20% Order Bookings 20% 10% 10% Total 100% 50% 50% Notes: (1) For the Business Areas, the achievement of Adjusted EBITDA is measured at the Business Operating Income level. Individual Performance Objectives (10% for NEOs) In 2025, 10% of the STIP for our NEOs was based on performance against personal objectives that extend beyond the participant's core job responsibilities and contribute to the long-term success of MDA Space. These included objectives related to the following: • Successfully completing specific strategic projects in alignment with business strategy. • Continuing to scale the business to match growth and opportunity pipeline. 2025 CEO Performance Highlights Against Personal Objectives GOAL COMMENTS Deliver the 2025 annual operating plan metrics on Revenue, Adjusted EBITDA, and Order Bookings. Exceeded annual operating plan targets demonstrating solid commercial execution in Revenue and driving above target growth on Adjusted EBTIDA. Effectively managed the business and programs to deliver positive free cash flow above expectations.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 53 GOAL COMMENTS Focus the organization on execution: • MDA CHORUS™ ; • Globalstar (1st and 2nd contract); • Telesat Lightspeed; • Canadarm3. In 2025, critical design reviews were conducted on both the Telesat Lightspeed and the Globalstar next-generation LEO constellations. Advanced work on our initial Globalstar program with late-stage flight hardware production and final satellite integration and test of the initial nine spacecrafts. On the Canadarm3, work volumes ramped up on Phase C of the program and we began building and testing engineering models of the system elements. On MDA CHORUS™, spacecraft electrical integration activities continued with substantial progress on building and testing the SAR Antenna panels in preparation for a late 2026 launch. We also completed construction of our new high-volume satellite manufacturing facility. Advance long-term company strategy and execute key strategic projects, including SatixFy acquisition. Made significant progress on strategy execution. Successfully closed and integrated the SatixFy acquisition positioning MDA Space with a unique vertically integrated digital satellite capability. Re-opened David Florida Labs ensuring a key Canadian space capability was kept in place, and invested in Maritime Launch Services to ensure sovereign domestic launch in Canada. Further advanced our portfolio of patents for cutting-edge technology and solutions, including MDA AURORA™ software defined Direct to Device solution. Further advanced our capital structure with a private placement offering and an amended credit facility. Establish and execute organizational adjustments to ensure ability to scale. Developed a scalable blueprint for future state organization structures across key Business Areas and Corporate Functions. Launched 49North, a Canadian defence company providing mission-critical engineering, C4ISR, and aviation software capabilities in direct support of national defence and security priorities. Establish leadership and succession plans for key roles focused on future state organization and operations, aligned to business strategy. Continued to strengthen MDA Space leadership bench through key executive appointments of Rob Singh (Vice President, Strategic Solutions), Andrew Stanniland (Managing Director, UK), and Joe Armstrong (President, 49North). Conducted talent assessments ensuring visibility and differentiated development of key leadership talent inside MDA Space. Continued industry recognition by Canada's Best Executives and also named one of Greater Toronto's Top Employers, for the second consecutive year. STIP Payouts Corporate Leader Short-Term Incentive Plan Calculations: Corporate financial metrics payout percentage X weighting Individual performance objectives X weighting Individual Target $ Short-Term Incentive Award $

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 54 Business Area Leader Short-Term Incentive Plan Calculations: The table below outlines the target and actual awards each NEO received under the STIP based on performance against the financial and personal objectives discussed above. SHORT-TERM INCENTIVE PLANS - TARGETS AND ACTUAL AWARDS Named Executive Officer 2025 Base Salary ($) 2025 Target (% of Base Salary) 2025 Target ($) Actual Award (%of Target) Actual Award ($) Michael Greenley 850,000 100% 850,000 92% 782,000 Guillaume Lavoie 625,000 75% 468,750 92% 431,250 Stephanie McDonald 514,349 75% 385,762 93% 358,758 Luigi Pozzebon 577,800 50% 288,900 111% 320,679 Minda Suchan 395,829 40% 158,332 126% 199,498 Equity-Based Incentive Awards Equity awards are granted under the Omnibus Plan, which provides MDA Space with a share-related mechanism to align management interests with long-term shareholder value creation, encourage retention and reward long-term company performance. MDA Space’s equity incentive plans are discussed under "Securities Authorized for Issuance Under Equity Incentive Plans – Omnibus Plan." The NEOs are eligible to receive equity awards under the Omnibus Plan, which is administered by the HRDCC. The Omnibus Plan provides for the grant of Options, RSUs, PSUs and other share-based awards. For 2025, annual long-term incentive awards were granted to each NEO 50% in PSUs and 50% in RSUs, which was the same allocation as in 2024. MDA Space chose these vehicles and this allocation of PSUs and RSUs to emphasize company performance and align executives' interests with those of shareholders. Business Area financial metrics payout percentage X weighting Short-Term Incentive Award $ Corporate financial metrics payout percentage X weighting Individual performance objectives X weighting Individual Target $

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 55 PSUS (50%) RSUS (50%) Granting executives PSUs aligns the interests of executives with the long-term success of MDA Space. Tying compensation to the Company's performance incentivizes executives to make decisions and take actions that will drive the Company's growth and profitability and enhance shareholder value. PSUs also allow us to reward executives for achieving specific performance targets with respect to Revenue and Adjusted EBITDA.(1) We also have included a relative TSR modifier that compares MDA Space’s performance relative to the TSX Composite Index as a relevant and objective measure of MDA Space’s performance compared to the overall market to account for market conditions and industry trends. The PSU payout factor range is 50%-200% based on a formula described on p. 57 and subject to final HRDCC determination. This ensures executives are rewarded based on their ability to outperform the market and generate value for shareholders, which promotes a long-term focus on delivering sustained performance. RSUs are used to attract and retain executive talent and align the interests of our executive team to long-term shareholder value creation. RSUs serve as a retention incentive that encourages executives to stay with MDA Space and contribute to its success over the long term. Additionally, RSUs can be an effective way to reward executives for their contributions and achievements, as the value of RSUs can increase over time if the company performs well. Notes: (1) Adjusted EBITDA is a financial measure that is not calculated in accordance with IFRS. For a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with IFRS, see the section entitled "Reconciliation of Non-IFRS Measures" in MDA Space’s latest Management Discussion and Analysis available on SEDAR+ at www.sedarplus.ca, which is hereby incorporated by reference. In 2025, the CEO received an LTIP award of $4,700,000, which was comprised of an equal number of PSUs and RSUs. All other NEOs have LTIP targets as outlined in the table below. The numbers of PSUs and RSUs granted to all NEOs in 2025 were calculated using the closing price of MDA Space’s Common Shares on the TSX of $24.83 on May 15, 2025. NAMED EXECUTIVE OFFICER LTIP AWARD AS % OF BASE SALARY NUMBER OF PSUS GRANT DATE VALUE ($) NUMBER OF RSUS GRANT DATE VALUE ($) Guillaume Lavoie 150% 18,881 468,750 18,881 468,750 Stephanie McDonald 150% 14,522 360,525 14,522 360,525 Luigi Pozzebon 100% 9,698 240,750 9,697 240,750 Minda Suchan 100% 7,740 192,150 7,739 192,150 Restricted Share Units Time-based RSUs vest one-third each year over three years and executives must be actively employed on the vesting date to receive a payout. The Plan Administrator determines whether awards will be settled in cash or shares. NEOs must hold their after-tax value of vested RSUs as common shares until they achieve the minimum share ownership guidelines following which they must continue to hold at least the minimum amount prescribed by the share ownership guidelines. The terms and conditions of grants of RSUs, including the quantity, grant date, vesting periods, settlement date and other terms and conditions with respect to the awards, are set out in the grant agreement. Performance Share Units PSUs have a three-year performance period with cliff vesting at the end of the period and executives must be actively employed on the vesting date to receive a payout. The Plan Administrator determines whether payouts will be settled in cash or shares. The calculations of the 2025 PSU grant and vesting are illustrated below:

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 56 Revenue growth, Adjusted EBITDA growth and relative TSR (as a modifier) were chosen because they align executive interests with long-term shareholder growth expectations. See "Short-term Incentives — Financial Objectives" above for an explanation of the rationale for the selection of Revenue growth and Adjusted EBITDA growth metrics. Relative TSR as a modifier for PSUs Relative TSR was included as a modifier for the PSUs to recognize the importance of delivering superior returns for shareholders over the long term. In establishing the TSR peers for the relative performance analysis, the HRDCC considered several different alternatives, recognizing that there are very few advanced space technology organizations that are publicly traded in Canada, and that the performance of the Canadian stock markets could be impacted by macro-economic factors that may not have the same impact on MDA Space (either positive or negative). The Relative TSR modifier to the PSU payouts has a multiplicative factor ranging from 0.75, when MDA Space’s relative TSR performance is at or below the 25th percentile of the TSX Composite Index, up to 1.25 when MDA Space’s TSR performance is at or above the 75th percentile of the TSX Composite Index. This ensures that executive PSU payouts are directly impacted by MDA Space’s share-price performance relative to other Canadian publicly traded organizations, while minimizing the impact of factors unrelated to MDA Space’s performance and shareholder experience. Financial metrics for both short- and long-term incentives The HRDCC chose to use Revenue and Adjusted EBITDA5 as the metrics in the short-term and long-term incentive plans because they are widely recognized and commonly used financial metrics that provide a clear and objective measure of a Company's financial performance. These metrics are easily understood by executives and shareholders, and they provide a transparent and consistent basis for evaluating and rewarding performance. Furthermore, the metrics have distinct time horizons under the two plans. The use of Revenue and Adjusted EBITDA in the short-term incentive focuses on annual performance, while these metrics in the PSU plan consider a longer time horizon, spanning three years, to capture sustained profitability and shareholder value creation. 2025 One-time Equity Grants There were no one-time equity grants made in 2025. BENEFIT PLANS MDA Space provides its executive officers, including the NEOs, with life, disability, health, dental insurance and paid time off programs on the same basis as other MDA Space employees. MDA Space offers these benefits consistent with local market practice. In addition to the standard benefit package, NEOs are granted an annual executive medical benefit. Retirement Plan Benefits MDA Space sponsors several different retirement plans for the NEOs, including defined benefit pension plans and defined contribution retirement plans. Perquisites MDA Space generally does not offer significant perquisites as part of its compensation program, other than those described below under "Executive Compensation – Employment Agreements." 5 Adjusted EBITDA is a financial measure that is not calculated in accordance with IFRS. For a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with IFRS, see the section entitled "Reconciliation of Non-IFRS Measures" in MDA Space’s latest Management Discussion and Analysis available on SEDAR+ at www.sedarplus.ca, which is hereby incorporated by reference. Number of PSUs granted 3-year Cumulative Revenue payout percentage X 50% weighting 3-year Cumulative Adjusted EBITDA payout percentage X 50% weighting Relative TSR Modifier Vesting #

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 57 Risk and Executive Compensation In reviewing MDA Space’s compensation policies and practices each year, the HRDCC will seek to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of MDA Space. The HRDCC will also seek to ensure MDA Space’s compensation practices do not encourage excessive risk-taking behaviour by the executive team. To mitigate compensation risk, our Board has adopted an Insider Trading Policy, including restrictions against hedging transactions, a Clawback Policy (as defined below), and Share Ownership Guidelines for NEOs. Insider Trading Policy and Hedging Prohibition MDA Space’s executive officers, including the NEOs, directors and certain employees are subject to its insider trading policy, which prohibits trading in MDA Space’s securities while in possession of material undisclosed information about MDA Space. Under this policy, these individuals are also prohibited from entering into certain types of hedging transactions involving the securities of MDA Space, such as short sales, puts and calls or other derivative securities, prepaid variable forwards, equity swaps, collars, and common shares of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held directly by the employee. Furthermore, executive officers, including the NEOs and certain employees, may trade in MDA Space’s securities, including exercising Options, only during prescribed trading windows. Clawback Policy MDA Space’s clawback policy allows it to recoup unearned incentive-based pay ("Clawback Policy"). The Clawback Policy relates to any bonus, equity-based or other incentive-based compensation awarded or granted to MDA Space’s current and former executive officers, including the NEOs, to mitigate compensation risk. In the event MDA Space is required to prepare an accounting restatement of its financial statements due to MDA Space’s material noncompliance with any financial reporting requirement under the federal securities laws or misstatements of financial results, our Board will assess whether MDA Space should seek to recover any excess incentive compensation received by any covered executives during the three completed fiscal years immediately preceding the date on which MDA Space is required to prepare an accounting restatement. In making this determination, our Board will look at factors it deems appropriate, including whether the executive engaged in fraud or intentional misconduct which contributed to the need for the restatement. Share Ownership Guidelines MDA Space adopted a policy to require executives to meet minimum share ownership guidelines effective May 10, 2022 ("Share Ownership Guidelines"). NEOs can meet the share ownership guidelines through direct or beneficial ownership of MDA Space’s securities, including common shares owned directly or indirectly, vested or unvested RSUs and fully vested PSUs issued under our LTIP. Options and unvested PSUs do not count toward the guidelines. Executives have five years from the effective date of the Share Ownership Guidelines to comply. Executives who are promoted or appointed into a position that is subject to these requirements have five years to meet the minimum requirement. Our NEOs should hold the after-tax value of any vested RSUs as common shares and hold shares received upon the settlement of PSUs until the guidelines have been met. Each of our NEOs has met their ownership guidelines. The ownership guidelines for our NEOs as a multiple of annual base salary are set forth in the table below. NAMED EXECUTIVE OFFICER MULTIPLE OF BASE SALARY SHARE OWNERSHIP GUIDELINES MET OR ON TRACK TO MEET Michael Greenley 3x Met Guillaume Lavoie 1.5x Met Stephanie McDonald 1.5x Met Luigi Pozzebon 1.5x Met Minda Suchan 1.5x Met

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 58 Performance Graph The following graph compares the yearly cumulative total shareholder return on a $100 investment in MDA Space’s common shares against the cumulative total shareholder return of the S&P/TSX Composite Index from the period beginning April 7, 2021 (the date of our IPO) and ending on December 31, 2025. It assumes reinvestment of all dividends during the covered period. Over the period from April 7, 2021 to December 31, 2025, MDA Space’s total shareholder return was 83% compared to 91% for the S&P/TSX Composite Index. The compensation structure for the NEOs is heavily equity weighted and there is strong alignment between share price performance and total compensation. The total return on MDA Space shares increased from 2021 to 2025. Similarly, total NEO compensation increased from 2021 to 2025. ALL AMOUNTS ARE IN C$ APRIL 7, 2021 (IPO) DECEMBER 31, 2021 DECEMBER 31, 2022 DECEMBER 31, 2023 DECEMBER 31, 2024 DECEMBER 31, 2025 MDA Space Ltd. $100 $65 $44 $79 $203 $183 S&P/TSX Composite Index $100 $113 $107 $119 $145 $191 NEO COMPENSATION (C$ MILLIONS) Total Compensation (all NEOs) $13.4 $8.6 $9.8 $10.2 $12.8 Summary Compensation Table The following table sets out information concerning the compensation earned by, paid to, or awarded to the NEOs for each of MDA Space’s three most recently completed financial years.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 59 NAME AND PRINCIPAL POSITION FISCAL YEAR BASE SALARY ($)(2) SHARE BASED AWARDS ($)(3) OPTION BASED AWARDS ($)(4) NON-EQUITY ANNUAL INCENTIVE PLAN COMPENSATION ($)(5) PENSION ($) ALL OTHER COMPENSATION ($)(6) TOTAL COMPENSATION ($) Michael Greenley Chief Executive Officer and Director 2025 2024 2023 846,533 773,480 738,000 4,700,000 2,214,000 1,440,003 - - - 782,000 805,896 944,640 36,700 28,500 16,700 80,937 62,253 32,038 6,446,170 3,884,129 3,171,381 Guillaume Lavoie(1) Chief Financial Officer 2025 2024 2023 625,001 72,116 - 1,112,500 - - - - - 431,250 76,862 - 21,635 - - 5,700 266 - 2,196,086 149,244 - Stephanie McDonald Chief People, Culture and Transformation Officer 2025 2024 2023 512,797 479,904 212,308 721,050 689,994 228,113 - - 1,355,780 358,758 378,551 153,123 28,549 - - 20,711 68,014 51,036 1,641,865 1,616,463 2,000,360 Luigi Pozzebon Vice President, Satellite Systems 2025 2024 2023 573,356 477,656 347,441 481,500 450,000 349,999 - - 760,679 320,679 260,010 219,880 32,001 19,137 13,898 58,088 105,121 44,501 1,465,624 1,311,924 1,736,398 Minda Suchan Vice President, Geointelligence 2025 2024 2023 395,297 383,663 378,618 384,300 367,719 358,750 - - - 199,498 182,297 177,093 - - - 33,078 28,381 27,589 1,012,173 962,060 942,050 Notes: (1) Mr. Lavoie joined MDA Space as Chief Financial Officer on November 4, 2024. (2) Represents the base salary earned in the fiscal year ended December 31, 2023, Fiscal 2024 and Fiscal 2025. (3) Amounts in Fiscal 2025 represent PSUs and RSUs issued to the applicable NEOs. PSUs and RSUs are measured at the fair value of MDA Space’s Common Shares on the date of grant. Mr. Lavoie received a signing RSU grant in the amount of $175,000 in addition to his annual LTIP grant. (4) The fair value of the Options has been calculated using the Black-Scholes option-pricing model and the assumptions presented in the table below. The Black-Scholes option pricing model was chosen because it is recognized as a common and appropriate methodology for valuing options. DATE RISK FREE RATE EXPECTED LIFE OF GRANT VOLATILITY 13-Jun-23 3.55% - 3.67% 5.5 - 6.5 40.23% - 41.34% 14-Aug-23 3.77% - 3.99% 5 - 6.69 40.26% - 42.28% 22-Sep-23 4.01% - 4.17% 5 - 6.64 40.31% - 42.31% (5) Represents amounts earned under the STIP. (6) Other compensation amounts paid to NEOs during the course of the year include excess vacation and taxable benefits. Mr. Greenley received excess vacation in the amount of $77,842. Mr. Lavoie received taxable benefits in the amount of $5,702. Ms. McDonald received excess vacation pay in the amount of $13,617 and taxable benefits in the amount of $7,096. Mr. Pozzebon received excess vacation in the amount of $48,253 and taxable benefits in the amount of $8,961. Dr. Suchan received excess vacation in the amount of $15,299 and taxable benefits in the amount of $17,779.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 60 Employment Agreements MDA Space has entered into employment agreements with each of the NEOs. The agreements set forth the terms and conditions of each executive's employment with MDA Space, including base salary, short-term incentive, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, and certain restrictive covenants such as non-solicitation provisions. Any potential payments and benefits due upon a qualifying termination of employment or a change of control are further described below. Michael Greenley, Chief Executive Officer and Director Mr. Greenley's employment agreement provides for base salary, an annual performance bonus, participation in the LTIP and benefits. If Mr. Greenley is terminated without cause or resigns for good reason, then in addition to his accrued but unpaid base salary and vacation pay up to the termination date, and benefits continuation, MDA Space will provide Mr. Greenley, as severance, an amount equal to 24 months' base salary; as well as his annual bonus (if any) for the year of termination, prorated to the termination date and for a period of 24 months thereafter. For the purposes of calculating such annual bonus for the 24 months following termination, the annual amount used shall be the average of the annual bonus paid in respect of the two (2) contemplated fiscal years immediately preceding the date of termination. If Mr. Greenley's employment agreement is terminated for any other reason other than as set out immediately above, he will receive only his accrued but unpaid base salary and vacation pay up to the termination date, and all entitlement to benefits and participation in MDA Space’s STIP or incentive plans shall terminate on the termination date. Mr. Greenley's employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition provisions which are in effect during Mr. Greenley's employment and for 12 months following the termination of his employment if terminated without cause or due to resignation with good reason, and for 24 months following the termination of his employment for any other reason, and non-solicitation provisions which are in effect during Mr. Greenley's employment and for the 24 months following the termination of his employment. Guillaume Lavoie, Chief Financial Officer Mr. Lavoie's employment agreement provides for base salary, a signing bonus, an annual performance bonus, participation in the LTIP, and benefits. If Mr. Lavoie resigns or is terminated for cause, he will be entitled to receive only his accrued but unpaid base salary and accrued vacation pay up to the termination date, and all entitlement to benefits shall terminate on the termination date. If Mr. Lavoie is terminated without cause then in addition to his accrued but unpaid base salary and vacation pay up to the termination date, MDA Space will provide Mr. Lavoie, as severance, an amount equal to one month base salary for each completed year of service, with a minimum of 18 months and a maximum of 24 months; as well as his annual bonus prorated for the number of months by which his severance exceeds the minimum statutory requirements. For the purposes of calculating such annual bonus, the annual amount used shall be the average of the annual bonus paid in respect of the two (2) contemplated fiscal years immediately preceding the date of termination, and if termination occurs prior to Mr. Lavoie having been eligible to receive two (2) bonus payments, then the bonus shall be calculated on the basis of his target bonus. Mr. Lavoie's employment agreement also contains customary confidentiality covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Lavoie's employment and for the 12 months following the termination of his employment. Stephanie McDonald, Chief People, Culture and Transformation Officer Ms. McDonald's employment agreement provides for base salary, an annual performance bonus, a relocation allowance, participation in the LTIP, and benefits. If Ms. McDonald resigns or is terminated for cause, she will be entitled to receive only her accrued but unpaid base salary up to the termination date, and all entitlement to benefits shall terminate on the termination date. If Ms. McDonald is

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 61 terminated without cause, then in addition to her accrued but unpaid base salary and vacation pay up to the termination date and benefits continuation, MDA Space will provide Ms. McDonald as severance an amount equal to 24 months' base salary as well as her annual bonus prorated to the termination date and for a period of 24 months thereafter. For the purposes of calculating such annual bonus for the 24 months following termination, the annual amount used shall be the average of the annual bonus paid in respect of the two (2) contemplated fiscal years immediately preceding the date of termination (except that in the event that Ms. McDonald has not completed two (2) fiscal years prior to the date of termination, in which case it will be based on her target bonus amount under the STIP). Additionally, pursuant to option award agreements, if Ms. McDonald is terminated without cause, any unvested Options granted to her pursuant to shall vest immediately. Ms. McDonald's employment agreement also contains customary confidentiality covenants and certain restrictive covenants that will continue to apply following the termination of her employment, including non-competition and non-solicitation provisions which are in effect during Ms. McDonald's employment and for the 12 months following the termination of her employment. Luigi Pozzebon, Vice President, Satellite Systems Mr. Pozzebon's employment agreement provides for base salary, an annual performance bonus, participation in the LTIP, and benefits. If Mr. Pozzebon resigns or is terminated for cause, he will be entitled to receive only his accrued but unpaid base salary up to the termination date, and all entitlement to benefits shall terminate on the termination date. If Mr. Pozzebon is terminated without cause then in addition to his accrued but unpaid base salary and vacation pay up to the termination date, MDA Space will provide Mr. Pozzebon, as severance, an amount equal to 12 months' base salary plus one month base salary for each completed year of service up to a maximum of 24 months; as well as his annual bonus prorated for a period of 12 months plus one month for every completed year of service up to a maximum of 24 months. For the purposes of calculating such annual bonus, the annual amount used shall be the average of the annual bonus paid in respect of the two (2) contemplated fiscal years immediately preceding the date of termination. Additionally, pursuant to an option award agreement, if Mr. Pozzebon is terminated without cause, 200,000 Options granted to him June 13, 2023 shall vest immediately. The balance of any unvested Options will be forfeited. Mr. Pozzebon's employment agreement also contains customary confidentiality covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Pozzebon's employment and for the 12 months following the termination of his employment. Minda Suchan, Vice President, Geointelligence Dr. Suchan's employment agreement provides for base salary, an annual performance bonus, and benefits. Dr. Suchan's employment agreement provides that, if Dr. Suchan resigns without good reason or is terminated for cause, she will be entitled to receive only her accrued but unpaid base salary and expense reimbursement up to the termination date, and all entitlement to benefits shall terminate on the termination date. If Dr. Suchan's employment is terminated for any other reason other than as set out immediately above, then in addition to her accrued but unpaid base salary to the termination date, and benefits continuation, MDA Space will provide Dr. Suchan, as severance, an amount equal to 12 months' base salary plus an additional month per year of service to an overall maximum of 24 months as well as her annual bonus prorated for a period of 12 months plus one month for every completed year of service up to an overall maximum of 24 months. For the purposes of calculating such annual bonus, the annual amount used shall be the average of the annual bonus paid in respect of the two (2) contemplated fiscal years immediately preceding the date of termination. Dr. Suchan's employment agreement also contains customary confidentiality covenants and certain restrictive covenants that continue to apply following the termination of her employment, including non-competition and non-solicitation provisions which are in effect during Dr. Suchan's employment and for the 12 months following the termination of her employment.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 62 Outstanding Option-Based Awards and Share-Based Awards The following table sets out information concerning the option-based and share-based awards granted to MDA Space’s NEOs that are outstanding as of December 31, 2025. NAME AND PRINCIPAL POSITION OPTION-BASED AWARDS SHARE-BASED AWARDS NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) OPTION EXERCISE PRICE ($) OPTION EXPIRATION DATE VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)(1) NUMBER OF SHARES THAT HAVE NOT VESTED (#) MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)(2) MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($) Michael Greenley Chief Executive Officer and Director 604,650 15.36 30-Oct-30 6,820,452 454,346 12,103,777 - Guillaume Lavoie Chief Financial Officer - - - - 44,811 1,193,765 - Stephanie McDonald Chief People, Culture and Transformation Officer 311,269 10.18 - 15.00 14-Aug-33 22-Sep-33 4,820,652 84,709 2,256,648 - Luigi Pozzebon Vice President, Satellite Systems 401,550 6.00 - 15.36 2-Nov-30 13-Jun-33 7,129,698 78,611 2,094,197 - Minda Suchan Vice President, Geointelligence 323,100 6.00 - 15.36 7-Nov-30 5,333,717 70,654 1,882,223 - Notes: (1) Amounts shown represents the difference between the closing price of MDA Space’s Common Shares on the TSX of $26.64 on December 31, 2025 and the option exercise price. (2) Based on the closing price of MDA Space’s Common Shares on the TSX of $26.64 on December 31, 2025. Incentive Plan Awards – Value Vested or Earned During the Year The following table sets out, for each of MDA Space’s NEOs, the value of the option-based and share-based awards that vested in accordance with their terms during Fiscal 2025. Non-equity annual incentive plan compensation amounts represent awards under the STIP earned in 2025 and paid in 2026.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 63 NAME AND PRINCIPAL POSITION OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)(1) SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)(2) NON-EQUITY ANNUAL INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR ($) Michael Greenley Chief Executive Officer and Director - 3,547,510 782,000 Guillaume Lavoie Chief Financial Officer - - 431,250 Stephanie McDonald Chief People, Culture and Transformation Officer 964,134 342,767 358,758 Luigi Pozzebon Vice President, Satellite Systems 1,407,087 478,147 320,679 Minda Suchan Vice President, Geointelligence - 912,101 199,498 Notes: (1) Option-based amounts represent the difference between the various closing prices of MDA Space’s Common Shares on the TSX on the respective vesting dates and the option exercise prices, multiplied by the number of vested Options. (2) Share-based amounts represent the number of vested shares multiplied by the various closing prices of MDA Space’s Common Shares on the TSX on the respective vesting dates. Burn Rate The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table: BURN RATE 2023 (%) 2024 (%) 2025 (%) Number of share-based awards granted / Basic weighted average number of Common Shares outstanding at year end 1.61 0.67 0.58 Pension Plan Benefits The following table summarizes information for the NEOs participating in MDA Space’s defined benefit pension plan arrangements as at December 31, 2025.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 64 NAME AND PRINCIPAL POSITION(1) NUMBER OF YEARS CREDITED SERVICE (#) ANNUAL BENEFITS PAYABLE ($) OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($) COMPENSATORY CHANGE ($) NON-COMPENSATORY CHANGE ($) CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($) AT YEAR END AT AGE 65 Michael Greenley Chief Executive Officer and Director 7.92 24,500 46,200 303,100 36,700 13,700 353,500 Notes: (1) All amounts disclosed in the table have been calculated using the same assumptions and methods that are used for financial statement reporting, including a December 31, 2025 discount rate of 5.0%. The following table summarizes information for the NEOs participating in MDA Space’s defined contribution pension plan arrangements as at December 31, 2025. NAME AND PRINCIPAL POSITION(1) ACCUMULATED VALUE AT START OF YEAR ($) COMPENSATORY ($)(1) ACCUMULATED VALUE AT YEAR END ($) Guillaume Lavoie Chief Financial Officer - 23,007 45,770 Stephanie McDonald Chief People, Culture and Transformation Officer - 31,237 62,363 Luigi Pozzebon(2) Vice President, Satellite Systems 583,149 39,826 700,608 Minda Suchan(3) Vice President, Geointelligence - - - Notes: (1) Represents MDA Space’s employer contribution to the plan and the interest earned on employer contributions. (2) Luigi Pozzebon was previously part of the defined contribution pension plan. This plan was closed effective December 31, 2024 and replaced by a group RRSP/DPSP retirement savings plan. (3) The prior Geointelligence RRSP plan was closed effective December 31, 2024 when the new RRSP/DPSP plan was implemented. Dr. Suchan elected not to join the new plan. Termination and Change of Control Benefits For a summary of the termination and change of control benefits provided under each long-term incentive plan, please refer to "Components of Compensation — Equity-Based Incentive Awards." For a summary of the termination benefits provided under the NEOs' employment agreements, please refer to the "Executive Compensation – Employment Agreements" section. The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios, assuming the triggering event took place on December 31, 2025. Incremental benefits in connection with a change of control are realized only in the event of a termination of employment

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 65 following a change of control and no incremental benefit is realized solely on a change of control, except as otherwise set out in the Omnibus Plan – please refer to "Components of Compensation — Equity-Based Incentive Awards." NAME DEPARTURE SCENARIO CASH SEVERANCE ($) SHORT-TERM INCENTIVE ($)(1) CONTINUATION OF BENEFITS (PRESENT VALUE) ($)(2) PSUS ($)(3) RSUS ($)(3) EMPLOYEE TRUST SHARES ($)(3) STOCK OPTIONS ($)(3) TOTAL Michael Greenley Chief Executive Officer and Director Resignation Termination for cause Termination without cause Change of control Retirement - - 1,700,000 1,700,000 - - - 2,694,036 2,694,036 - - - 340,000 340,000 - - - - 7,294,805 - - - - 4,808,973 - - - - - - - - - 6,820,452 - - - 4,734,036 23,658,265 - Guillaume Lavoie Chief Financial Officer Resignation Termination for cause Termination without cause Change of control Retirement - - 937,500 937,500 - - - 937,500 937,500 - - - 187,500 187,500 - - - - 502,990 - - - - 690,775 - - - - - - - - - - - - - 2,062,500 3,256,265 - Stephanie McDonald Chief People, Culture and Transformation Officer Resignation Termination for cause Termination without cause Change of control Retirement - - 1,028,698 1,028,698 - - - 1,142,864 1,142,864 - - - 205,740 205,740 - - - - 1,336,342 - - - - 920,785 - - - - - - - - 4,820,652(4) 4,820,652 - - - 7,225,720 9,455,081 - Luigi Pozzebon Vice President, Satellite Systems Resignation Termination for cause Termination without cause Change of control Retirement - - 1,155,600 1,155,600 - - - 479,890 479,890 - - - 231,120 231,120 - - - - 1,335,357 - - - - 755,111 - - - - - - - - 8,515,162(5) 12,007,621 - - - 10,381,772 15,964,698 - Minda Suchan Vice President, Geointelligence Resignation Termination for cause Termination without cause Change of control Retirement - - 560,758 560,758 - - - 255,014 255,014 - - - 112,152 112,152 - - - - 1,221,870 - - - - 660,352 - - - - - - - - - 5,333,717 - - - 927,924 8,143,863 - Notes: (1) Pursuant to their employment agreements: Mr. Greenley and Ms. McDonald's amount represent their 2025 actual award under the STIP and an annual bonus prorated for a period of 24 months after termination; Mr. Lavoie. Mr. Pozzebon and Dr. Suchan's amounts represent an annual bonus prorated for a period of 24 months after termination. (2) Continuation of benefits reflect amounts for health and dental benefits and insurance benefits, pursuant to the terms of the NEO's employment contracts, as applicable. The present value of such continuation of benefits has been calculated using an estimate of 20% of cash severance amount. (3) In the event of a Change of Control and termination without cause for executive officers, the estimates assume the Plan Administrator under the Omnibus Plan deems it necessary or desirable to cause outstanding Awards to vest and become exercisable. Value of shares calculated based on the closing price of MDA's Common Shares on the TSX of $26.64 on December 31, 2025. Value of Options calculated based on the difference between the closing price of MDA's Common Shares on the TSX of $26.64 on December 31, 2025 and the option exercise price. (4) Pursuant to option award agreements, if Ms. McDonald is terminated without cause, any unvested Options granted to her shall vest immediately. (5) Pursuant to an option award agreement, if Mr. Pozzebon is terminated without cause, 200,000 Options granted to him June 13, 2023 shall vest immediately.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 66 Director Compensation GENERAL The following discussion describes the significant elements of the compensation program for members of our Board and its committees. The compensation of MDA Space’s directors is designed to attract and retain committed and qualified directors and to align their compensation with long-term shareholder value creation. MDA Space’s CEO, Michael Greenley (an "Excluded Director"), does not receive any compensation for his service as a director of our Board and is not included in the table below, see the "Summary Compensation Table" above for the compensation he received from MDA Space in 2025. Our Board, on the recommendation of our Nominating & Governance Committee, is responsible for reviewing and approving any changes to the directors' compensation arrangements. In consideration for serving on our Board, each director (other than the CEO) is paid an annual retainer. All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. DIRECTOR COMPENSATION TABLE The chart below outlines MDA Space’s director compensation program. TYPE OF FEE AMOUNT FOR 2025 ($) Board Retainer Excluded Director Nil Board Chair 300,000 Board Member 200,000 Committee Chair Retainers Audit Committee Chair 25,000 Nominating & Governance Committee Chair 15,000 Human Resources, Development and Compensation Committee Chair 20,000 Deferred Share Units MDA Space’s Omnibus Plan provides for the grant of DSUs to each director, other than the CEO. Our Board has mandated that 50% of each director's annual cash retainer shall be payable to such director in the form of DSUs. In addition, each year, our directors may elect to take all or a portion of the remaining amount of their annual Board retainer in the form of DSUs. Following the end of an eligible director's tenure as a member of our Board, the director will receive Common Shares, a payment in cash at the fair market value of the Common Shares represented by his or her DSUs, or a combination of the two on the director's elected redemption date. Each director's elected redemption date will not be earlier than the date the director's tenure as a member of our Board ceases and will not be later than December 15th of the year following the year in which the director's tenure as a member of our Board ceases. The following table sets forth the value of all compensation earned by directors of MDA Space (other than the Excluded Director) in their capacity as directors for Fiscal 2025: NAME OF DIRECTOR CASH COMPENSATION EARNED ($)(1) DSU COMPENSATION EARNED ($)(2) TOTAL COMPENSATION ($) Brendan Paddick 81,824 218,176 300,000 Alison Alfers - 200,000 200,000

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 67 NAME OF DIRECTOR CASH COMPENSATION EARNED ($)(1) DSU COMPENSATION EARNED ($)(2) TOTAL COMPENSATION ($) Yaprak Baltaciog lu 55,000 165,000 220,000 Darren Farber - 200,000 200,000 John Risley - 200,000 200,000 Jill Smith 107,500 107,500 215,000 Karl Smith - 225,000 225,000 Yung Wu - 200,000 200,000 Notes: (1) Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees. (2) Includes all DSU earned. Q4 2025 DSUs were earned but not issued in Fiscal 2025 due to a blackout period. OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS The following table sets out information concerning the share-based awards granted to MDA Space’s directors (other than the Excluded Director) that are outstanding as of December 31, 2025. None of MDA Space’s directors (other than the Excluded Director) has been granted any option-based awards. NAME OF DIRECTOR SHARE-BASED AWARDS Number of Shares That Have Not Vested (#) Market or Payout Value of Share-Based Awards That Have Not Vested ($) Number of Vested Share-Based Awards Not Paid Out or Distributed (#)(1) Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2) Brendan Paddick - - 46,940 1,250,482 Alison Alfers - - 44,523 1,186,093 Yaprak Baltaciog lu - - 44,190 1,177,222 Darren Farber - - 53,566 1,426,998 John Risley - - 63,365 1,688,044 Jill Smith - - 29,242 779,007 Karl Smith - - 10,990 292,774 Yung Wu - - 12,313 328,018 Notes: (1) Represents all DSUs issued to directors during their tenure with MDA Space, including during Fiscal 2025. All DSUs are immediately vested upon grant. Excludes Q4 2025 DSUs earned but not issued in Fiscal 2025 due to a blackout period. Each director's DSUs will be redeemed following the end of such director's tenure as a member of our Board. (2) Based on the closing price of MDA Space’s Common Shares on the TSX of $26.64 on December 31, 2025.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 68 INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR The following table sets out, for each of MDA Space’s directors (other than the Excluded Director), the value of the option-based and share-based awards that vested in accordance with their terms during Fiscal 2025. NAME OF DIRECTOR OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($) SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)(1) NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE VESTED DURING THE YEAR ($) Brendan Paddick - 163,632 - Alison Alfers - 150,000 - Yaprak Baltaciog lu - 123,750 - Darren Farber - 150,000 - John Risley - 150,000 - Jill Smith - 80,625 - Karl Smith - 168,750 - Yung Wu - 150,000 - Notes: (1) DSUs issued to directors are immediately vested upon grant. Each director's DSUs will be redeemed following the end of such director's tenure as a member of our Board. The values represent the number of vested shares at the closing price of MDA Space’s Common Shares at the various closing prices of MDA Space’s Common Shares on the TSX on the respective vesting dates. Excludes DSUs earned but not issued in Q4 2025 due to a blackout period. DIRECTOR SHARE OWNERSHIP GUIDELINES To align the interests of the directors of MDA Space with long-term shareholder value creation, the directors (other than any Excluded Director) are required to maintain an equity ownership interest in MDA Space equal to four times the applicable director's annual cash retainer, excluding any cash retainer received by such director for chair positions or committee memberships. Our Board share ownership guidelines were adopted by our Board on December 26, 2021. Directors have five years from the effective date to comply. Newly appointed directors have five years from the date of their appointment to meet the minimum requirement. The HRDCC is authorized to further define the parameters of the foregoing share ownership guidelines. DIRECTORS MULTIPLE OF ANNUAL CASH RETAINER SHARE OWNERSHIP GUIDELINES MET OR ON TRACK TO MEET Brendan Paddick 4x Met Yaprak Baltaciog lu 4x Met Darren Farber 4x Met John Risley(1) 4x Met Jill Smith 4x Met Karl Smith 4x On Track

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 69 DIRECTORS MULTIPLE OF ANNUAL CASH RETAINER SHARE OWNERSHIP GUIDELINES MET OR ON TRACK TO MEET Yung Wu 4x On Track Note: (1) John Risley will not be standing for re-election at the Meeting. DIRECTORS' AND OFFICERS' LIABILITY INSURANCE MDA Space’s directors and officers are covered under its existing directors' and officers' liability insurance. Under this insurance coverage, MDA Space will be reimbursed for insured claims where payments have been made under indemnity provisions on behalf of MDA Space’s directors and officers, subject to a deductible for each loss, which will be paid by MDA Space. MDA Space’s individual directors and officers will also be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by MDA Space. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts. Securities Authorized for Issuance Under Equity Incentive Plans As of the date hereof, there are 3,201,665 Options, 878,130 RSUs, 478,583 PSUs and 323,685 DSUs outstanding under MDA Space’s equity incentive plans, each of which could be exercised or settled for one Common Share, which represent in the aggregate 3.52% of MDA Space’s issued and outstanding Common Shares as at the date hereof. The following table sets forth the equity securities authorized for issuance under MDA Space’s equity incentive plans as of December 31, 2025. NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, DSUS, RSUS AND PSUS WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) Plan Category (A) (B) (C) Equity compensation plans approved by securityholders 5,337,060 11.45 7,295,040 Equity compensation plans not approved by securityholders - - - Total 5,337,060 11.45 7,295,040 OMNIBUS PLAN In connection with MDA Space’s IPO, we amended and restated our Legacy Stock Option Plan to become the Omnibus Plan. On May 10, 2022, we amended our Omnibus Plan to clarify certain language regarding the payment of certain broker fees. On February 27, 2024, we further amended and restated our Omnibus Plan to make certain administrative amendments and to revise the treatment of Awards upon a Participant's retirement. The material features of the Omnibus Plan, as amended, are summarized below.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 70 Purpose The purpose of the Omnibus Plan is to provide MDA Space with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of MDA Space, to reward such of those non-employee directors, employees and consultants as may be granted Awards (as hereinafter defined) under the Omnibus Plan by our Board from time to time for their contributions toward the long-term goals and success of MDA Space and to enable and encourage such non-employee directors, employees and consultants to acquire Common Shares (as defined in the Omnibus Plan) as long-term investments and proprietary interests in MDA Space. Types of Awards The Omnibus Plan provides for the grant of Options, DSUs, PSUs and RSUs and other share-based awards ("Other Share-Based Awards" and together with the Options, DSUs, PSUs and RSUs, the "Awards"). All Awards will be granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an "Award Agreement"). Plan Administration The Omnibus Plan will be administered by our Board, which may delegate its authority to any duly authorized committee of the Board (the "Plan Administrator"). The Plan Administrator has sole and complete authority, in its discretion, to: (a) determine the individuals (the "Participants") to whom grants of Awards under the Omnibus Plan may be made; (b) make grants of Awards under the Omnibus Plan, whether relating to the issuance of Common Shares or otherwise (including any combination of Options, RSUs, PSUs, DSUs or Other Share-Based Awards), in such amounts, to such Participants and, subject to the provisions of the Omnibus Plan, on such terms and conditions as it determines, including, without limitation: (i) the time or times at which Awards may be granted; (ii) the conditions under which: (A) Awards may be granted to Participants; or (B) Awards may be forfeited to MDA Space, including any conditions relating to the attainment of specified performance goals; (iii) the number of Common Shares to be covered by any Award; (iv) the price, if any, to be paid by a Participant in connection with the purchase of Common Shares covered by any Awards; (v) whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and (vi) any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine; (c) establish the form or forms of Award Agreements; (d) cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Omnibus Plan; (e) construe and interpret the Omnibus Plan and all Award Agreements; (f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to the Omnibus Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and (g) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Plan. Common Shares Available for Awards Subject to adjustments as provided for under the Omnibus Plan, the maximum number of Common Shares available for issuance pursuant to Awards granted under the Omnibus Plan will not exceed 10% of MDA Space’s total issued and outstanding Common Shares from time to time. As of the date hereof, there are 4,882,063 Common Shares reserved and

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 71 available for issuance pursuant to outstanding Awards under the Omnibus Plan, representing 3.52% of MDA Space’s issued and outstanding Common Shares. As of the date hereof, there are 8,983,876 Common Shares remaining available for issuance under the Omnibus Plan, representing 6.48% of MDA Space’s issued and outstanding Common Shares. The Omnibus Plan is considered to be an "evergreen" plan, since the Common Shares covered by Awards which have been exercised, settled or terminated will be available for subsequent grants under the Omnibus Plan and the total number of Awards available to grant increases as the number of issued and outstanding Common Shares increases. Accordingly, pursuant to the rules of the TSX, the unallocated options, rights or entitlements under the Omnibus Plan must be submitted for re-approval by the Shareholders every three years. The aggregate number of Common Shares: (a) issuable to Insiders (as defined under the Omnibus Plan) at any time under all of MDA Space’s security based compensation arrangements (which, for greater certainty, includes the Legacy Stock Option Plan) may not exceed 10% of MDA Space’s total issued and outstanding Common Shares; and (b) issued to Insiders within any one-year period, under all of MDA Space’s security based compensation arrangements may not exceed 10% of MDA Space’s total issued and outstanding Common Shares. Blackout Period In the event that the date of grant of an Award occurs, or an Award expires, at a time when an undisclosed material change or material fact in the affairs of MDA Space exists, the effective date of grant for such award, or expiry of such Award, as the case may be, will be six business days after which there is no longer such undisclosed material change or material fact, and the Market Price (as hereinafter defined) with respect to the grant of such Award will be calculated based on the five business days immediately preceding the effective grant date. Description of Awards Subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, including with respect to performance and vesting conditions, the Plan Administrator may, from time to time, grant the following types of Awards to any Participant. Options An Option entitles a holder thereof to purchase a Share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the Market Price on the date of grant. "Market Price" is defined as the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (or, if such Common Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Common Shares are listed and posted for trading as may be selected for such purpose by our Board); provided that, for so long as the Common Shares are listed and posted for trading on the TSX, the Market Price shall not be less than the market price, as calculated under the policies of the TSX. The term of each option will be fixed by the Plan Administrator, but may not exceed 10 years from the date of grant. Deferred Share Units A DSU is a unit equivalent in value to a Share that vests upon grant but does not settle until a future date, generally upon termination of service with MDA Space. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any compensation that is to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the grant date. The Plan Administrator will have the sole authority to determine the settlement terms applicable to the grant of DSUs. Subject to the terms of the Omnibus Plan and except as otherwise provided in an Award Agreement, on the settlement date for any DSU, the Participant will redeem each vested DSU for a Share, a cash payment, or a combination thereof. Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, DSUs will be credited with dividend equivalents in the form of additional DSUs as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents will vest in proportion to the DSUs to which they relate and will be settled in the same manner as the DSUs.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 72 Restricted Share Units An RSU is a unit equivalent in value to a Share that does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by the Plan Administrator, and which may be forfeited if vesting conditions are not met. The number of RSUs (including fractional RSUs) granted at any particular time will be calculated by dividing (a) the amount of any compensation that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the grant date. The Plan Administrator will have the sole authority to determine the settlement terms applicable to the grant of RSUs. Subject to the terms of the Omnibus Plan and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant will redeem each vested RSU for a Share, a cash payment, or a combination thereof. Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, RSUs will be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents will vest in proportion to the RSUs to which they relate and will be settled in the same manner as the RSUs. Performance Share Units The Plan Administrator will issue performance goals prior to the grant date to which such performance goals pertain. The performance goals may be based upon the achievement of corporate, divisional or individual goals and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. The Plan Administrator may modify the performance goals as necessary to align them with MDA Space’s corporate objectives, subject to any limitations set forth in an Award Agreement or other agreement with a Participant. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof, upon the achievement of such performance goals during such performance periods as the Plan Administrator may establish. Other Share-Based Awards Each Other Share-Based Award shall consist of a right (a) which is other than an Award or right described above, and (b) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares) as are deemed by the Plan Administrator to be consistent with the purposes of the Omnibus Plan; provided, however, that such right will comply with applicable law. Subject to the terms of the Omnibus Plan and any applicable Award Agreement, the Plan Administrator will determine the terms and conditions of Other Share-Based Awards. Effects of Termination on Awards The following table describes the impact of certain events upon the Participants under the Omnibus Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a Participant's employment agreement, Award Agreement or other written agreement: EVENT PROVISIONS PROVISIONS Termination for cause Forfeiture of any unvested and vested Option or other Award. Resignation (other than resignation with good reason or retirement) Forfeiture of any unvested Option or any unvested or vested but unsettled other Award. Vested Options must be exercised before the earlier of the expiry date and 180 days after termination of employment. Termination without cause (or resignation with good reason) Forfeiture of any unvested Option or other Award. Vested Options or other Awards must be exercised or settled before the earlier of the expiry date and 180 days after termination of employment.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 73 EVENT PROVISIONS PROVISIONS Death or Disability 12-month vesting period after death for all unvested Options or other Awards and the earlier of the expiry date and 30 days following such 12-month vesting period to exercise. Retirement Any unvested Option or other Award shall continue to vest and any vested Option or other Award may be exercised and settled, in each case, as if the Participant had remained employed. Notwithstanding the foregoing, the Plan Administrator may, in its discretion, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator. Change in Control Except as may be set forth in an employment agreement, Award Agreement or other written agreement between MDA Space or a subsidiary of MDA Space and the Participant or as set out in the Omnibus Plan, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause: (a) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined in the Omnibus Plan); (b) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (c) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction net of any exercise price payable by the Participant (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction, the Plan Administrator determines, in good faith, that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights net of any exercise price payable by the Participant, then such Award may be terminated by MDA Space without payment); (d) the replacement of such Award with other rights or property selected by our Board in its sole discretion; or (e) any combination of the foregoing. In taking any of the foregoing actions, the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, and unless otherwise determined by the Plan Administrator or as set out in the Omnibus Plan, if, as a result of a Change in Control, the Common Shares will cease trading on a stock exchange, MDA Space may terminate all of the Awards granted under the Omnibus Plan at the time of and subject to the completion of the Change in Control by paying to each holder an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably. In the event a Participant is terminated without cause or resigns for good reason during the 12-month period following completion of a Change in Control, any Awards that were assumed or replaced by other awards upon a Change in Control and remain unvested shall vest in full and shall be exercisable until the earlier of (i) the close of business on the expiry date of the Award; and (ii) 90 days following the Participant's termination of employment.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 74 Assignability Except as required by law, the rights of a Participant under the Omnibus Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged unless otherwise approved by the Plan Administrator. Amendment, Suspension or Termination of the Omnibus Plan The Plan Administrator may from time to time, without notice and without approval of the Shareholders, amend, modify, change, suspend or terminate the Omnibus Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided, however, that: (a) no such amendment, modification, change, suspension or termination may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Omnibus Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or TSX requirements; and (b) any amendment that would cause an Award held by a U.S. taxpayer to be subject to the additional tax penalty under the U.S. tax code will be null and void with respect to the U.S. taxpayer unless his or her consent is obtained. Without limiting the generality of the foregoing, but subject to the below, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Omnibus Plan for the purposes of: • any amendments to the general vesting provisions of each Award; • any amendment regarding the effect of termination of a participant's employment or engagement; • any amendments to add covenants of MDA Space for the protection of Participants, provided that the Plan Administrator must be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants; • any amendments not inconsistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator must be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and non-employee directors; or • any such changes or corrections which, on the advice of counsel to MDA Space, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator must be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants. Notwithstanding the foregoing and subject to any rules of the TSX, shareholder approval will be required for any amendment, modification or change that: • increases the percentage of Common Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting MDA Space or our capital; • increases or removes the 10% limits on Common Shares issuable or issued to Insiders; • reduces the exercise price of an Award except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting MDA Space or our capital; • extends the term of an Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the Participant or within five business days following the expiry of such a blackout period); • permits an Award to be exercisable beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period); • increases or removes the non-employee director participation limits;

MDA SPACE MANAGEMENT INFORMATION CIRCULAR 75 • permits Awards to be transferred to a person; • changes the eligible participants of the Omnibus Plan; or • deletes or reduces the range of amendments which require shareholder approval. Legacy Stock Option Plan The Legacy Stock Option Plan is a part of a legacy compensation program pursuant to which certain directors, officers and employees of MDA Space or our subsidiaries were granted options to purchase shares in the capital of MDA Space. In connection with MDA Space’s IPO, we amended and restated our Legacy Stock Option Plan to form the Omnibus Plan. All options previously granted under the Legacy Stock Option Plan continue to be governed by the Omnibus Plan, which contains substantially the same terms as the Legacy Stock Option Plan in respect of the options. EMPLOYEE TRUST In connection with the IPO, MDA Space settled the Employee Trust, the beneficiaries of which are certain executive officers and employees of MDA Space as of the date of closing of the IPO. The Employee Trust was established in consideration for past and ongoing services to MDA Space by such executive officers and employees and in some cases in furtherance of agreements made by MDA Space in our offers of employment to such executive officers and employees. The Common Shares held in the Employee Trust are subject to certain vesting conditions and forfeiture upon the occurrence of certain events, including termination for cause, resignation, termination without cause, disability, death or retirement, in a manner similar to the vesting of Awards, and the impact on awards as a result of the occurrence of such events, under our Omnibus Plan. Indebtedness of Directors and Executive Officers None of our current or former directors, or executive officers are indebted to MDA Space or have been subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by MDA Space or any of our subsidiaries. Additional Information Additional information relating to MDA Space, including the annual audited financial statements for the year ended December 31, 2025 is available on SEDAR+ at www.sedarplus.ca. Shareholders may contact MDA Space to request copies of our financial statements and Management Discussion and Analysis for the financial year ending December 31, 2025, and any documents incorporated by reference herein without charge by emailing investor.relations@mda.space. Financial information regarding MDA Space is provided in our comparative financial statements and the related Management's Discussion and Analysis for our most recently completed financial year. Approval of Directors The contents and the sending of this Circular have been approved by the Board. DATED at Toronto, Ontario as at the 30th day of March, 2026. By Order of the Board of Directors (signed) "Brendan Paddick" Brendan Paddick Chair of the Board

MDA SPACE MANAGEMENT INFORMATION CIRCULAR A-1 Appendix A Charter of the Board of Directors This Charter of the Board of Directors (the "Charter") was adopted by the board of directors (the "Board") of MDA Space Ltd. (the "Corporation") on April 1, 2021, as amended by the Board on May 10, 2022, November 10, 2022, August 7, 2024, and March 3, 2026. 1. Purpose The purpose of this Charter (the "Charter") of the Board of Directors (the "Board") of MDA Space Ltd. (the "Corporation") is to set out the mandate and responsibilities of the Board of the Corporation. Pursuant to the Business Corporations Act (Ontario) (the "Act") governing the Corporation, the Board is responsible for exercising oversight of the management of the business and affairs of the Corporation. By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. The responsibilities of the Board described herein are pursuant to, and subject to, the Act and the by-laws of the Corporation in effect from time to time and do not impose any additional responsibilities or liabilities on the directors at law or otherwise. 2. Composition The Board shall be constituted with a majority of individuals who (a) qualify as "independent" ("Independent Directors") within the meaning of (i) National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201"), (ii) the listing standards of the New York Stock Exchange ("NYSE") and (iii) the listing standards of the Toronto Stock Exchange (the "TSX") and (b) are resident Canadians. The Corporation's Chief Executive Officer shall be a member of the Board. If at any time a majority of the Corporation's directors are not Independent Directors because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an Independent Director, the remaining directors shall appoint a sufficient number of directors who qualify as "independent" to comply with this requirement at their earliest convenience. At least annually, the Board shall, upon the recommendation of the Nominating & Governance Committee, determine: (i) the independence of each director based on the definition of independence contained in NP 58-201 and the listing standards of the NYSE and TSX; and (ii) the qualifications of each member of the Board's committees to serve on such committee, including the independence and financial literacy of members of the Audit Committee, pursuant to the requirements of the NYSE, TSX and applicable securities laws. If at any time the Chair of the Board is not independent, the Board shall appoint an independent director as the independent Lead Director (the "Lead Director") and consider other possible steps and processes to ensure that independent leadership is provided for the Board. 3. Responsibilities of the Board of Directors The Board is responsible for the stewardship and oversight of the Corporation and its business and in that regard shall be specifically responsible for: (a) selecting from among its members a Chair and, if the Chair is not independent, a Lead Director; (b) appointing the Chief Executive Officer of the Corporation; (c) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and each of the other individuals who are from time to time appointed to offices of the Corporation by resolution of the Board (together with the Chief Executive Officer, collectively, the "Executive Officers"), and that the Chief Executive Officer and the other Executive Officers create a culture of integrity throughout the organization; (d) reviewing the long-term strategic and financial plans for the Corporation on an annual basis, while acting in the best interest of the Corporation, taking into account shareholders of the Corporation ("Shareholders"), wider stakeholders and social responsibilities and their implications for the Corporation's long term success;

MDA SPACE MANAGEMENT INFORMATION CIRCULAR A-2 (e) reviewing and approving an annual budget for the Corporation prepared by the CEO and the CFO, with the input and recommendations from the applicable Executive Officers; (f) considering and approving all material decisions affecting the Corporation and its subsidiaries and controlled entities including all material acquisitions, dispositions, capital expenditures and debt financing; (g) assessing the performance of the CEO, and, together with the CEO, the performance of the CFO and each of the three most highly compensated Executive Officers of the Corporation (including its affiliates), or the three most highly compensated individuals acting in a similar capacity (the CEO, the CFO, and such other three Executive Officers or individuals being the "Named Executive Officers"), and ensuring that between them the Named Executive Officers of the Corporation have the necessary up-to-date experience, skills and capabilities; (h) authorizing the issuance of shares and other securities of the Corporation for such consideration as the Board may deem appropriate, subject to the Act, and applicable securities laws and stock exchange rules; (i) approving the re-purchase of securities of the Corporation, subject to the Act; (j) understanding the principal risks of the business in which the Corporation is engaged, for achieving a proper balance between risks incurred and the potential return to shareholders, and for ensuring that there are systems in place which effectively monitor and manage those risks with a view of long-term viability of the Corporation; (k) overseeing the integrity and adequacy of the Corporation's internal controls and management information systems; (l) ensuring, through oversight, that the financial results are reported fairly and in accordance with generally accepted accounting standards; (m) succession planning for the CEO and, together with the CEO, succession planning for the Named Executive Officers; (n) establishing committees of the Board where required or prudent, which shall be comprised entirely of independent directors (provided that a sufficient number of independent, qualified directors are available to sit on any such committee), and defining their mandates; (o) determining the form and amount of non-employee director compensation upon the recommendation of the Nominating & Governance Committee, which will periodically review the level and form of non-employee director compensation, including how such compensation relates to director compensation of companies of comparable size, industry and complexity; (p) ensuring, through oversight, timely and accurate reporting to Shareholders, as required by the Act and applicable regulatory requirements; (q) seeking to understand and meet Shareholder needs and expectations, in a manner consistent with their fiduciary duties; (r) ensuring that the Executive Officers provide effective and adequate communication with Shareholders, other stakeholders and the public; (s) determining the amount and timing of dividends and other distributions to Shareholders, if any; (t) developing the Corporation's approach to corporate governance and evaluating the effectiveness of the Corporation's corporate governance; (u) promoting a corporate culture that is based on ethical values and behaviours; and (v) fulfilling such other duties and responsibilities as set out in the Act, and applicable securities laws and stock exchange rules.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR A-3 It is recognized that every member of the Board in exercising powers and discharging duties must act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence. In addition, members of the Board are expected to carry out their duties in accordance with policies adopted by the Board from time to time. It is expected that the Executive Officers will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Corporation and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance. 4. Expectations of Directors The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board. (a) Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director's attendance; (b) Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, or, if one has been appointed, the Lead Director, and any other appropriate Executive Officer to ask questions and discuss agenda items prior to meetings; (c) Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves; (d) Loyalty, Ethics and Personal Conduct. In their roles as directors, all members of the Board owe a duty of loyalty to the Corporation. This duty of loyalty mandates that the best interests of the Corporation take precedence over any other interest possessed by a director. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Corporation; (ii) project a positive image of the Corporation to news media, the financial community, governments and their agencies, shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise; (e) Other Board Memberships and Significant Activities. The Corporation values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director's time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member's time and availability for his or her commitment to the Corporation. Directors should advise the Chair before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member's relationship to the Corporation; (f) Contact with Management and Employees. All members of the Board should be free to contact the Executive Officers at any time to discuss any aspect of the Corporation's business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for members of the Board to meet with the Executive Officers in meetings of the Board and committees, or in other formal or informal settings; and

MDA SPACE MANAGEMENT INFORMATION CIRCULAR A-4 (g) Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director. 5. Meetings The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. The Board shall meet periodically without the Executive Officers present to ensure that the Board functions independent of management of the Corporation. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board or Lead Director if the Chair is not an Independent Director. Any of the Chair, Chief Executive Officer (if he or she is a director), or Lead Director may call and provide formal notice of a Board meeting, provided it is done in consultation with the other members of the Board. In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties. The Board appreciates having Executive Officers, and other personnel as appropriate, attend each Board meeting to provide information and opinion to assist the members of the Board in their deliberations. Attendees who attend Board meetings who are not Board members will be excused for any agenda items which are reserved for discussion among directors only. 6. Board Meeting Agendas and Information The Chair, and, if one has been appointed, the Lead Director, based on the input and recommendations of the Chief Executive Officer and input from the other directors as needed, will develop the agenda for each Board meeting. Agendas will be distributed to the members of the Board before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting. Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting by the Executive Officers. Reports may be presented during the meeting by members of the Board, the Executive Officers and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance. 7. Board Meetings by Electronic Means A director may participate in a meeting of the Board or in a committee meeting by means of electronic, telephone or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting. While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, from time to time, board meetings may be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, the Executive Officers may request the directors to approve certain matters by unanimous written consent. 8. Board Orientation and Continuing Education Newly appointed Board members will receive orientation and education about the Corporation, including to familiarize them with the Corporation and its business, such as the Corporation's reporting and corporate structure, current strategic plans, summaries of significant financial, accounting or risk issues, overviews of compliance programs and policies, introduction to senior management and, if applicable, the external auditors. Directors are expected to participate in continuing education opportunities on an on-going basis, including the periodic education activities prepared for the Board by management of the Corporation, to assist them in maintaining or enhancing their skills and abilities as directors and ensuring their knowledge and understanding of the Corporation's business remains current. The Corporation shall pay all reasonable expenses (as determined in accordance with prescribed budget guidelines and practices provided to members of the Board) relating to continuing director education.

MDA SPACE MANAGEMENT INFORMATION CIRCULAR A-5 9. Measures for Receiving Shareholder Feedback All publicly disseminated materials of the Corporation shall provide for a mechanism for feedback of Shareholders 10. Communications Policy The Board shall review the content of the Corporation's material communications to Shareholders and, if applicable, the investing public and shall approve any Annual Report, Management Information Circular, Annual Information Form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including, if applicable, the Management's Discussion & Analysis). The Board shall have responsibility for reviewing the Corporation's policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall periodically review the disclosure policies designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. Generally, communications from Shareholders and, if applicable, the investment community will be directed to a Named Executive Officer, who will coordinate an appropriate response depending on the nature of the communication. It is expected, if communications from stakeholders are made to any individual members of the Board, that the relevant Named Executive Officers will be informed, if appropriate, and consulted to determine any appropriate response. 11. Delegation of Powers The directors may establish one or more committees and may, subject to the Act and other applicable laws, delegate to such committees any of the powers of the Board. The directors may also, subject to the Act and other applicable laws, delegate powers to manage the business and affairs of the Corporation to such of the officers of the Corporation as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate. The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to the Executive Officers or to other persons. 12. Board Effectiveness The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair of the Board and Lead Director, if any, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer's compensation, as recommended by the applicable committee of the Board, if any). The Board shall review and, if determined appropriate, adopt a process recommended by the applicable committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis. 13. Inconsistencies with Applicable Laws In the event of any conflict or inconsistency between this Charter and the provisions of the Act or other applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of the Act or such other applicable laws to the extent necessary to resolve such conflict or inconsistency.